Exhibit 99.1

20 20 Complete financial statements in PRUDENTIAL December 31, 2020

ITAÚ UNIBANCO HOLDING S.A. To our stockholders: We present the Executive Board Report and the financial statements of ITAÚ UNIBANCO HOLDING S.A. and its subsidiaries (ITAÚ UNIBANCO HOLDING PRUDENTIAL), for the periods from December 31, 2020 and December 31, 2019 for balance sheet accounts and January 1 to December 31, 2020 and 2019 for income statement accounts, which were prepared in accordance with Brazilian Central Bank (BACEN), Resolution No. 4,280 of October 31,2013 and Circular Letter No. 3,701 of March 13, 2014, and fit for the specific purposes of this resolution. Net income and stockholder’ equity ITAÚ UNIBANCO HOLDING PRUDENTIAL net income totaled R$ 18,690 million for the period and net earnings per share – basic were R$ 1,92 and net earnings per share—diluted were R$ 1,91. Consolidated stockholders’ equity totaled R$ 136,702 million. Assets and funds raised Assets totaled R$ 1,901,734 and were substantially composed of R$ 777,406 million of Interbank Investments, Securities and Derivative Financial Instruments, and R$ 810.115 million of Loan, Lease and Other Credit Operations and the Foreign Exchange Portfolio. Circular letter No. 3,068/01 of BACEN ITAÚ UNIBANCO HOLDING PRUDENTIAL hereby represents that it has the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, amounting to R$ 43, corresponding to only 8.8% of the total securities and derivative financial instruments held. Acknowledgements We thank our stockholders and clients for their support and trust, and our employees for their determination and commitment, which have been essential to reaching these positive results. São Paulo, March 04, 2021. Executive Board Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 1.1

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS

Co-Chairmen

Pedro Moreira Salles
Roberto Egydio Setubal

Vice President

Ricardo Villela Marino

Members

Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Fábio Colletti Barbosa
Frederico Trajano Inácio Rodrigues
Gustavo Jorge Laboissière Loyola
João Moreira Salles
José Galló
Marco Ambrogio Crespi Bonomi
Pedro Luiz Bodin de Moraes

AUDIT COMMITTEE

Chairman

Gustavo Jorge Laboissière Loyola

Members

Antonio Carlos Barbosa de Oliveira
Antonio Francisco de Lima Neto
Diego Fresco Gutierrez
Luciana Pires Dias
Otavio Yazbek
Rogério Paulo Calderón Peres

FISCAL COUNCIL

Chairman

José Caruso Cruz Henriques

Members

Alkimar Ribeiro Moura
Eduardo Azevedo do Valle

Accountant

Arnaldo Alves dos Santos
CRC 1SP210058/O-3

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer

Candido Botelho Bracher

Senior Vice Presidents ("Diretores Gerais")

Caio Ibrahim David
Márcio de Andrade Schettini [2]

Executive Vice-Presidents

André Sapoznik
Claudia Politanski [2]
Milton Maluhy Filho

Executive Officers

Alexsandro Broedel Lopes
Fernando Barçante Tostes Malta
Leila Cristiane Barboza Braga de Melo
Paulo Sergio Miron

Officers

Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
Daniel Sposito Pastore
Emerson Macedo Bortoloto
Gilberto Frussa
José Virgilio Vita Neto
Renato Barbosa do Nascimento
Renato da Silva Carvalho
Renato Lulia Jacob [1]
Sergio Mychkis Goldstein [2]
Tatiana Grecco
Teresa Cristina Athayde Marcondes Fontes

(1) *Group Head of Investor Relations and Market Intelligence.*
(2) *Resignations recorded: (i) Officer Sergio Mychkis Goldstein, since 12/30/2020; (ii) Senior Vice President Márcio de Andrade Schettini and Vice President Claudia Politanksi, since 01/04/21.*

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 2.1

ITAÚ UNIBANCO HOLDING S.A.

Prudential Consolidated Balance Sheet (Note 2a)

(In millions of Reais)

Assets	Note	12/31/2020	12/31/2019
Current assets		**1,216,635**	**1,007,337**
Cash		**46,099**	**30,226**
Interbank investments	**3b and 4**	**286,044**	**227,411**
Money market		237,581	196,342
Interbank deposits		48,463	31,069
Securities and derivative financial instruments	**3c, 3d and 5**	**273,438**	**152,560**
Own portfolio		200,468	84,301
Subject to repurchase commitments		16,610	35,468
Pledged in guarantee		11,032	7,865
Deposited with the Central Bank of Brazil		5,017	3,573
Securities under resale agreements with free movement		5,603	3,627
Derivative financial instruments		34,697	17,726
Guarantee Assets		11	-
Interbank accounts		**134,260**	**135,116**
Pending settlement		44,171	43,466
Central Bank of Brazil deposits		90,059	91,248
National Housing System (SFH)		13	4
Correspondents		17	41
Interbank Onlending		-	357
Interbranch accounts		**381**	**373**
Loan, lease and other credit operations	**6**	**349,468**	**314,067**
Operations with credit granting characteristics	3e	370,337	333,847
(Provision for loan losses)	3f	(20,869)	(19,780)
Other receivables		**125,128**	**145,174**
Current tax assets		2,389	
Sundry	9a	122,739	160,020
Other assets	**3g**	**1,817**	**2,410**
Assets held for sale		844	1,158
(Valuation allowance)		(529)	(631)
Prepaid expenses	9c	1,502	1,883
Long term receivables		**626,290**	**449,373**
Interbank investments	**3b and 4**	**7,177**	**3,668**
Money market		87	162
Interbank deposits		7,090	3,506
Securities and derivative financial instruments	**3c, 3d and 5**	**210,747**	**167,471**
Own portfolio		92,738	89,377
Subject to repurchase commitments		37,606	34,240
Pledged in guarantee		3,219	2,763
Deposited with the Central Bank of Brazil		1,002	590
Securities under resale agreements with free movement		34,775	16,589
Derivative financial instruments		41,407	23,912
Interbank accounts		**-**	**9**
Pending settlement		-	9
Loan, lease and other credit operations	**6**	**310,510**	**230,847**
Operations with credit granting characteristics	3e	341,104	250,000
(Provision for loan losses)	3f	(30,594)	(19,153)
Other receivables		**96,799**	**46,340**
Current tax assets		6,791	-
Deferred tax assets	10b I	61,960	44,337
Sundry	9a	28,048	2,003
Other assets	**3g and 9c**	**1,057**	**1,038**
Prepaid expenses		1,057	1,038
Permanent assets		**58,809**	**60,950**
Investments	**3h**	**39,896**	**40,947**
Investments in associates and joint ventures		39,596	40,673
Other investments		449	424
(Allowance for losses)		(149)	(150)
Real estate in use	**3i and 11**	**5,993**	**5,904**
Fixed assets for use		3,482	3,381
Other fixed assets		15,162	14,020
(Accumulated depreciation)		(12,651)	(11,497)
Goodwill and Intangible assets	**3j, 3k and 12**	**12,920**	**14,099**
Goodwill		237	831
Intangible assets		40,005	37,959
(Accumulated amortization)		(28,768)	(24,691)
Total assets		**1,901,734**	**1,532,506**

The accompanying notes are an integral part of these financial statements

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 3.1

ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Balance Sheet (Note 2a) (In millions of Reais) Liabilities and stockholders’ equity Note 12/31/2020 12/31/2019 Current liabilities 1,141,630 958,368 Deposits 3b and 7b 512,289 336,524 Demand deposits—135,309 82,834 Savings deposits—179,476 144,563 Interbank deposits—3,185 2,866 Time deposits—194,248 106,252 Other deposits 71 9 Deposits received under securities repurchase agreements 3b and 7c 237,354 237,324 Own portfolio—52,901 72,496 Third-party portfolio—156,602 148,021 Free portfolio—27,851 16,807 Funds from acceptances and issuance of securities 3b and 7d 42,327 51,352 Real estate, mortgage, credit and similar notes—35,101 41,567 Foreign loans through securities—6,648 9,210 Funding from strutured operations certificates 578 575 Interbank accounts—51,202 48,771 Pending settlement—50,862 48,061 Correspondents—340 710 Interbranch accounts—7,947 5,411 Third-party funds in transit—7,898 5,297 Internal transfer of funds—49 114 Borrowing and onlending 3b and 7e 60,093 63,796 Borrowing—56,422 59,932 Onlending—3,671 3,864 Derivative financial instruments 3d and 5f 36,285 18,799 Allowance for financial guarantees provided 6c 484 532 Provisions 8b 5,873 7,420 Other liabilities—187,776 188,439 Current tax liabilities 10c 3,067 9,088 Subordinated debt 7f 12,125 4,099 Sundry 9d 172,584 175,252 Long term liabilities—609,255 428,074 Deposits 3b and 7b 302,400 182,158 Interbank deposits—245 155 Time deposits—302,155 182,003 Deposits received under securities repurchase agreements 3b and 7c 48,326 32,924 Own portfolio—708 2,913 Free portfolio—47,618 30,011 Funds from acceptances and issuance of securities 3b and 7d 94,311 92,217 Real estate, mortgage, credit and similar notes—38,007 57,026 Foreign loans through securities—55,923 34,656 Funding from strutured operations certificates 381 535 Borrowing and onlending 3b and 7e 23,107 12,597 Borrowing—15,322 4,813 Onlending—7,785 7,784 Derivative financial instruments 3d and 5f 43,335 28,999 Allowance for financial guarantees provided 6c 270 327 Provisions 8b 9,959 8,740 Other liabilities—87,547 70,112 Current tax liabilities 10c 3,484 1,527 Deferred tax liabilities 10bII 3,051 5,282 Subordinated debt 7f 37,294 38,711 Debt instruments eligible as capital 7f 25,497 16,652 Sundry 9d 18,221 7,940 Deferred income 3p 3,184 2,708 Capital—97,148 97,148 Capital reserves—2,323 1,979 Revenue reserves—40,434 36,414 Other comprehensive income 3c and 3d (2,296) (2,021) (Treasury shares)—(907) (1,274) Total stockholders’ equity of controlling shareholders 13 136,702 132,246 Non-controlling interests 12e 10,963 11,110 Total stockholders’ equity 147,665 143,356 Total liabilities and stockholders’ equity 1,901,734 1,532,506 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 3.2

ITAÚ UNIBANCO HOLDING S.A.

Prudential Consolidated Statement of Income (Note 2a)

(In millions of Reais, except for number of shares and earnings per share information)

	Note	2nd Half of 2020	01/01 to 12/31/2020	01/01 to 12/31/2019
Income from financial operations		**44,781**	**123,773**	**129,402**
Loan, lease and other credit operations		36,324	79,879	82,167
Derivative financial instruments		9,952	40,948	41,112
Foreign exchange operations		(2,337)	704	1,494
Compulsory deposits		842	2,242	4,629
Expenses of financial operations		**(14,535)**	**(82,392)**	**(64,261)**
Money market		(15,816)	(55,450)	(54,784)
Borrowing and onlending	7e	1,281	(26,942)	(9,477)
Income from financial operations before loan losses		**30,246**	**41,381**	**65,141**
Result of allowance for loan losses	**6**	**(10,386)**	**(26,774)**	**(19,837)**
Expenses for allowance for loan losses		(12,364)	(30,154)	(23,907)
Income from recovery of credits written off as loss		1,978	3,380	4,070
Gross income from financial operations		**19,860**	**14,607**	**45,304**
Other operating revenues (expenses)		**(6,541)**	**(11,463)**	**(15,698)**
Commissions and Banking Fees	9e	19,746	38,383	39,376
Personnel expenses	9g	(10,629)	(20,250)	(21,901)
Other administrative expenses	9h	(11,169)	(22,205)	(19,923)
Provision expenses	8	(2,043)	(3,543)	(5,078)
Provision for lawsuits civil		(492)	(874)	(704)
Provison for labor claims		(1,025)	(2,098)	(3,159)
Provison for tax and social security lawsuits		(5)	(24)	(812)
Other risks		(521)	(547)	(403)
Tax expenses	3o and 10a II	(3,610)	(5,671)	(6,990)
Equity in earnings of affiliates, jointly ventures and other investments	2d	4,650	10,849	6,241
Other operating revenues		1,122	2,000	1,428
Other operating expenses	9i	(4,608)	(11,026)	(8,851)
Operating income		**13,319**	**3,144**	**29,606**
Non-operating income		**252**	**598**	**86**
Income before taxes on income and profit sharing		**13,571**	**3,742**	**29,692**
Income tax and social contribution	**3o and 10a I**	**(2,467)**	**12,431**	**(2,585)**
Due on operations for the period		(340)	(6,939)	(8,540)
Related to temporary differences		(2,127)	19,370	5,955
Profit sharing – Management Members - Statutory	**13b**	**(62)**	**(109)**	**(359)**
Non-controlling interests	**13e**	**1,046**	**2,626**	**(211)**
Net income		**12,088**	**18,690**	**26,537**
Earnings per share - Basic	**16**			
Common		1.24	1.92	2.72
Preferred		1.24	1.92	2.72
Earnings per share - Diluted	**16**			
Common		1.23	1.91	2.71
Preferred		1.23	1.91	2.71
Weighted average number of shares outstanding - Basic	**16**			
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,804,166,394	4,801,324,161	4,781,855,588
Weighted average number of shares outstanding - Diluted	**16**			
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,859,066,982	4,843,233,835	4,826,925,107

The accompanying notes are an integral part of these financial statements

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 3.3

ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Statement of Comprehensive Income (In millions of Reais) 2nd Half of 01/01 to 01/01 to Note 2020 12/31/2020 12/31/2019 Consolidated Net income 11,042 16,064 26,748 Financial assets at available for sale 1,306 (790) 1,104 Change in fair value 3,468 (288) 2,080 Tax effect (2,033) (356) (370) (Gains) / losses transferred to income statement (234) (265) (1,102) Tax effect 105 119 496 Hedge 81 (3,616) 272 Cash flow hedge 5f V 237 505 160 Change in fair value 452 974 155 Tax effect (215) (469) 5 Hedge of net investment in foreign operation 5f V (156) (4,121) 112 Change in fair value (304) (7,723) 214 Tax effect 148 3,602 (102) Remeasurements of liabilities for post-employment benefits (*) (221) (191) (338) Remeasurements 17 (407) (355) (628) Tax effect 186 164 290 Foreign exchange variation in foreign investments (155) 4,322 (541) Total other comprehensive income 1,011 (275) 497 Total comprehensive income 12,053 15,789 27,245 Comprehensive income attributable to the owners of the parent company 13,099 18,415 27,034 Comprehensive income attributable to non-controlling interests (1,046) (2,626) 211 (*) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 3.4

ITAÚ UNIBANCO HOLDING S.A.
Prudential Consolidated Statement of Changes in Stockholders' Equity (Note 13)
(In millions of Reais)

	Attributed to owners of the parent company											
					Other comprehensive income							
	Capital	Treasury shares	Capital reserves	Revenue reserves	Available for sale securities Adjustments [1]	Remeasurements of liabilities of post-employment benefits	Cumulative translation adjustments abroad	Gains and losses – Hedge [2]	Retained earnings	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non-controlling interests	Total
Balance at 07/01/2020	**97,148**	**(907)**	**1,829**	**31,657**	**(834)**	**(1,309)**	**5,559**	**(6,723)**	**-**	**126,420**	**11,390**	**137,810**
Transactions with owners	-	-	494	-	-	-	-	-	-	494	664	1,158
Recognition of share-based payment plans	-	-	494	-	-	-	-	-	-	494	-	494
(Increase) / Decrease to the owners of the parent company (Note 13)	-	-	-	-	-	-	-	-	-	-	664	664
Unclaimed dividends and interest on capital	-	-	-	-	-	-	-	-	82	82	-	82
Total comprehensive income	-	-	-	-	1,306	(221)	(155)	81	12,088	13,099	(1,046)	12,053
Consolidated net income	-	-	-	-	-	-	-	-	12,088	12,088	(1,046)	11,042
Other comprehensive income	-	-	-	-	1,306	(221)	(155)	81	-	1,011	-	1,011
Appropriations:												
Legal reserve	-	-	-	605	-	-	-	-	(605)	-	-	-
Statutory reserves	-	-	-	8,172	-	-	-	-	(8,172)	-	-	-
Dividends	-	-	-	-	-	-	-	-	(161)	(161)	(45)	(206)
Interest on capital	-	-	-	-	-	-	-	-	(3,232)	(3,232)	-	(3,232)
Balance at 12/31/2020	**97,148**	**(907)**	**2,323**	**40,434**	**472**	**(1,530)**	**5,404**	**(6,642)**	**-**	**136,702**	**10,963**	**147,665**
Change in the period	**-**	**-**	**494**	**8,777**	**1,306**	**(221)**	**(155)**	**81**	**-**	**10,282**	**(427)**	**9,855**
Balance at 01/01/2019	**97,148**	**(1,819)**	**1,923**	**37,121**	**158**	**(1,001)**	**1,623**	**(3,298)**	**-**	**131,855**	**12,276**	**144,131**
Transactions with owners	-	545	56	-	-	-	-	-	-	601	(1,128)	(527)
Result of delivery of treasury shares	-	545	351	-	-	-	-	-	-	896	-	896
Recognition of share-based payment plans	-	-	(295)	-	-	-	-	-	-	(295)	-	(295)
(Increase) / Decrease to the owners of the parent company (Note 13)	-	-	-	-	-	-	-	-	-	-	(1,128)	(1,128)
Dividends - declared after 2019 - R$ 1.0507 per share	-	-	-	(10,215)	-	-	-	-	-	(10,215)	-	(10,215)
Interest on capital - declared after 2018 - R$ 0.7494 per share	-	-	-	(7,285)	-	-	-	-	-	(7,285)	-	(7,285)
Unclaimed dividends	-	-	-	-	-	-	-	-	42	42	-	42
Total comprehensive income	-	-	-	-	1,104	(338)	(541)	272	26,537	27,034	211	27,245
Consolidated net income	-	-	-	-	-	-	-	-	26,537	26,537	211	26,748
Other comprehensive income	-	-	-	-	1,104	(338)	(541)	272	-	497	-	497
Appropriations:												
Legal reserve	-	-	-	1,327	-	-	-	-	(1,327)	-	-	-
Statutory reserve	-	-	-	5,655	-	-	-	-	(5,655)	-	-	-
Dividends	-	-	-	4,709	-	-	-	-	(14,129)	(9,420)	(249)	(9,669)
Interest on capital	-	-	-	5,102	-	-	-	-	(5,468)	(366)	-	(366)
Balance at 12/31/2019	**97,148**	**(1,274)**	**1,979**	**36,414**	**1,262**	**(1,339)**	**1,082**	**(3,026)**	**-**	**132,246**	**11,110**	**143,356**
Change in the period	**-**	**545**	**56**	**(707)**	**1,104**	**(338)**	**(541)**	**272**	**-**	**391**	**(1,166)**	**(775)**
Balance at 01/01/2020	**97,148**	**(1,274)**	**1,979**	**36,414**	**1,262**	**(1,339)**	**1,082**	**(3,026)**	**-**	**132,246**	**11,110**	**143,356**
Transactions with owners	-	367	344	-	-	-	-	-	-	711	2,988	3,699
Result of delivery of treasury shares	-	367	200	-	-	-	-	-	-	567	-	567
Recognition of share-based payment plans	-	-	144	-	-	-	-	-	-	144	-	144
(Increase) / Decrease to the owners of the parent company (Note 13)	-	-	-	-	-	-	-	-	-	-	2,988	2,988
Other	-	-	-	11	-	-	-	-	-	11	-	11
Dividends - declared after 2019 - R$ 0.4832 per share	-	-	-	(4,709)	-	-	-	-	-	(4,709)	-	(4,709)
Interest on capital - declared after 2019 - R$ 0.5235 per share	-	-	-	(5,102)	-	-	-	-	-	(5,102)	-	(5,102)
Unclaimed dividends	-	-	-	-	-	-	-	-	118	118	-	118
Total comprehensive income	-	-	-	-	(790)	(191)	4,322	(3,616)	18,690	18,415	**(2,626)**	15,789
Consolidated net income	-	-	-	-	-	-	-	-	18,690	18,690	(2,626)	16,064
Other comprehensive income	-	-	-	-	(790)	(191)	4,322	(3,616)	-	(275)	-	(275)
Appropriations:												
Legal reserve	-	-	-	935	-	-	-	-	(935)	-	-	-
Statutory reserves	-	-	-	12,885	-	-	-	-	(12,885)	-	-	-
Dividends	-	-	-	-	-	-	-	-	(1,756)	(1,756)	(509)	(2,265)
Interest on capital	-	-	-	-	-	-	-	-	(3,232)	(3,232)	-	(3,232)
Balance at 12/31/2020	**97,148**	**(907)**	**2,323**	**40,434**	**472**	**(1,530)**	**5,404**	**(6,642)**	**-**	**136,702**	**10,963**	**147,665**
Change in the period	**-**	**367**	**344**	**4,020**	**(790)**	**(191)**	**4,322**	**(3,616)**	**-**	**4,456**	**(147)**	**4,309**

(1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Available for sale securities.

(2) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these consolidated financial statements

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 35

ITAÚ UNIBANCO HOLDING S.A.
Prudential Consolidated Statement of Cash Flows
(In millions of Reais)

	Note	2nd Half of 2020	01/01 to 12/31/2020	01/01 to 12/31/2019
Adjusted net income		**15,603**	**44,969**	**46,264**
Net income		12,088	18,690	26,537
Adjustments to net income:		3,515	26,279	19,727
Share-based payment		494	217	(141)
Adjustment to fair value of securities and derivative financial instruments (assets/liabilities)		(1,665)	(2,110)	1,601
Effects of changes in exchange rates on cash and cash equivalents		(6,463)	7,481	(54)
Allowance for loan losses	6c	12,364	30,154	23,907
Interest and foreign exchange income related to operations with subordinated debt		1,224	20,775	4,433
Depreciation and amortization		2,388	4,827	4,384
Expense from update / charges on the provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks	8b	479	879	1,773
Provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks	8b	2,099	3,588	5,190
Interest income from escrow deposits		(148)	(327)	(491)
Deferred taxes (excluding hedge tax effects)		2,566	(1,669)	(3,455)
Equity in earnings of associates, joint ventures and other investments		(4,650)	(10,849)	(6,241)
Income from foreign exchange income related to available-for-sale securities		(3,882)	(20,756)	(8,359)
Income from foreign exchange income related to held-to-maturity securities		470	(7,083)	(2,682)
Income from sale of available-for-sale financial assets		(234)	(265)	(1,027)
Income from sale of investments, assets held for sale and fixed assets		(67)	(110)	27
Non-controlling interests	13e	(1,046)	(2,626)	211
Other		(415)	4,152	651
Change in assets and liabilities		**(16,392)**	**21,946**	**2,409**
(Increase) / Decrease in assets				
Interbank investments		75,389	(43,773)	57,875
Securities and derivative financial instruments (assets / liabilities)		(59,598)	(77,827)	6,490
Compulsory deposits with the Central Bank of Brazil		(315)	1,189	2,900
Interbank and interbranch accounts (assets/liabilities)		(38)	4,635	1,694
Loan, lease and other credit operations		(62,447)	(145,441)	(69,851)
Other receivables and other assets		(3,688)	(21,170)	(19,832)
(Decrease) / Increase in liabilities				
Deposits		76,936	296,007	47,041
Deposits received under securities repurchase agreements		(31,496)	15,432	(73,376)
Funds for issuance of securities		(8,502)	(6,931)	32,003
Borrowing and onlending		(11,984)	6,807	8,445
Provisions and Other liabilities		10,230	(3,096)	13,916
Deferred income		55	476	75
Payment of income tax and social contribution		(934)	(4,362)	(4,971)
Net cash Provided by / (Used in) operating activities		**(789)**	**66,915**	**48,673**
Dividends / Interest on capital received from associates and joint ventures		979	2,290	756
Funds received from sale of available-for-sale securities		8,856	14,599	9,817
Funds received from redemption of held-to-maturity securities		10,237	11,729	7,730
(Purchase) / Disposal of Assets held for sale		471	635	530
Disposal of investments		31	50	112
Sale of fixed assets		50	240	158
Termination of intangible asset agreements		308	307	64
(Purchase) of available-for-sale securities		(18,489)	(45,594)	(58,889)
(Purchase) of held-to-maturity securities		(3,760)	(4,318)	(201)
(Purchase) of investments		14,062	13,712	(408)
(Purchase) of fixed assets	11	(1,016)	(1,659)	(1,575)
(Purchase) of intangible assets	12	(1,706)	(3,284)	(3,233)
Net cash Provided by / (Used in) investing activities		**10,023**	**(11,292)**	**(45,139)**
Subordinated debt obligations raisings		2,111	5,260	8,548
Subordinated debt obligations redemptions		(3,257)	(10,581)	(2,832)
Change in non-controlling interests		155	2,480	(1,128)
Income from delivery of treasury shares		-	494	742
Dividends and interest on capital paid to non-controlling interests		464	(1)	(249)
Dividends and interest on capital paid		(1,318)	(11,552)	(25,915)
Net cash Provided by / (Used in) financing activities		**(1,845)**	**(13,900)**	**(20,834)**
Net Increase / (Decrease) in cash and cash equivalents		**7,389**	**41,723**	**(17,300)**
Cash and cash equivalents at the beginning of the period		85,238	64,848	82,094
Effects of changes in exchange rates on cash and cash equivalents		6,463	(7,481)	54
Cash and cash equivalents at the end of the period	3a	99,090	99,090	64,848
Cash			46,099	30,226
Interbank deposits			3,833	7,612
Securities purchased under agreements to resell - Collateral held			49,158	27,010

The accompanying notes are an integral part of these financial statements

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 3.6

ITAÚ UNIBANCO HOLDING S.A. Notes to the Prudential Consolidated Financial Statements At 12/31/2020 and 12/31/2019 for balance sheet accounts From 01/01 to 12/31 of 2020 and 2019 for income statement accounts (In millions of Reais, except information per share) Note 1—Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.1

Note 2 – Presentation of the Consolidated Financial Statements a) Presentation The financial statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL have been prepared in accordance with the National Monetary Council (CMN), Resolution No. 4,280 of October 31, 2013 and BACEN Circular 3,701 of March 13, 2014, and they fit for the specific purposes of this resolution. The definitions and criteria for the valuation and recognition of assets, liabilities, income and expenses set forth in the regulation embodied in the Accounting Plan for National Financial System Institutions (COSIF) were applied. For entities not subject to the rules of COSIF, necessary adjustments were made to ensure that the valuation and recognition of assets, liabilities, income and expenses could properly reflect the required regulation. The information in the financial statements and accompanying notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration. As required by the sole paragraph of article 7 of BACEN Circular 3,068, of November 8, 2001, securities classified as held for trading (Notes 3c and 5a) are shown in the Prudential Consolidated Balance Sheet under Current Assets, regardless of their maturity dates. Leases are shown at present value in the Prudential Consolidated Balance Sheet. The related income and expenses, representing the financial results of these operations, are grouped together under Loan, Lease and Other Credit Operations in the Prudential Consolidated Statement of Income. Advances on exchange contracts have been reclassified from Other Liabilities – Foreign Exchange Portfolio to Loan Operations. Foreign exchange income consists of exchange rate differences on balance sheet accounts denominated in foreign currencies. ITAÚ UNIBANCO HOLDING PRUDENTIAL prepares its consolidated financial statements, which are available on its Investor Relations website (www.itau.com.br/investor-relations). b) Consolidation The consolidated financial statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL relate to the consolidation of subsidiaries located in Brazil and abroad, over which it has direct or indirect control, except for the insurance group which is not governed by item 6, article 1 of CMN, Resolution No. 4,280 of October 31, 2013. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.2

The consolidated financial statements cover ITAÚ UNIBANCO HOLDING PRUDENTIAL and its direct and indirect subsidiaries. We present below the main subsidiaries which together represent over 95% of total consolidated assets:

	Functional currency [1]	Country of Incorporation	Activity	Interest in voting capital %		Interest in total capital %	
				12/31/2020	12/31/2019	12/31/2020	12/31/2019
In Brazil							
Banco Itaú BBA S.A.	Real	Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.	Real	Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.	Real	Brazil	Acquier	100.00%	100.00%	100.00%	100.00%
Foreign							
Itaú Corpbanca Colombia S.A.	Colombian Peso	Colombia	Financial Institution	34.16%	33.22%	34.16%	33.22%
Banco Itaú (Suisse) S.A.	Swiss Franc	Switzerland	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.	Argentine Peso	Argentina	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan Peso	Uruguay	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	Real	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca [2]	Chilean Peso	Chile	Financial Institution	39.22%	38.14%	39.22%	38.14%

(1) All overseas offices of ITAÚ UNIBANCO HOLDING PRUDENTIAL have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US Dollar.

(2) ITAÚ UNIBANCO HOLDING PRUDENTIAL controls ITAÚ CORPBANCA due to the shareholders' agreement.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 43

c) Critical accounting estimates and judgments The preparation of Consolidated Financial Statements requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more relevant by ITAÚ UNIBANCO HOLDING PRUDENTIAL are related to the following topics: Topic Notes Consolidation 2c (I) and 2b Fair value of financial instruments 2c (II) and 15 Provision for loan losses 2c (III) and 6 Goodwill impairment 2c (IV) and 12 Deferred income tax and social contribution 2c (V) and 10 Defined benefit pension plans 2c (VI) and 17 Contingent assets and liabilities, legal obligations and tax and social security obligations 2c (VII) and 8 (I) Consolidation—subsidiaries are all those in which ITAÚ UNIBANCO HOLDING PRUDENTIAL’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated. (II) Fair value of financial instruments—the fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 15. (III) Provision for loan losses—The analysis of the provision for loan losses from the operations granted by ITAÚ UNIBANCO HOLDING PRUDENTIAL is conducted based on the assessment of the default classification (Ratings AA-H), on an individual or collective basis, established in CMN Resolution No. 2,682, of December 21, 1999. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients’ credit condition or from temporary adjustments resulting from new situations or circumstances that have not yet been reflected in modeling. In addition to the default classification the following aspects are also considered: · 12-month horizon, using base macroeconomic scenarios, i.e., with no weighting; · Highest risk classification according to the operation, client, default, renegotiation, among others. The criteria for the provision for loan losses are detailed in Note 19. (IV) Goodwill impairment—The review of goodwill due to impairment reflects the Management’s best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use. These flows are subject to market conditions and uncertain factors, as follows: · Cash flows projected for periods of available forecasts and long-term assumptions for these flows; Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.4

· Discount rates, since they generally reflect financial and economic variables, such as the risk-free interest rate and a risk premium. Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment. (V) Deferred income tax and social contribution—deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING PRUDENTIAL will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 10. (VI) Defined benefit pension plans—the current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING PRUDENTIAL considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities. The main assumptions for Pension plan obligations are partly based on current market conditions. Additional information is disclosed in Note 17. (VII) Contingent Assets and Liabilities, Legal Obligations and Tax and Social Security Obligations—ITAÚ UNIBANCO HOLDING PRUDENTIAL periodically reviews its contingencies. These contingencies are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Consolidated Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 8. d) Business development Recovery do Brasil Consultoria S.A. On December 31, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) and with Misben S.A. for acquisition of 89.08% of interest in capital of Recovery do Brasil Consultoria S.A. (RECOVERY), corresponding to total interest of RECOVERY’s parties, for the amount of R$ 735. On July 7, 2016 an additional interest of 6.92% was acquired from International Finance Corporation, for the amount of R$ 59, then holding 96% of its capital. On May 26, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, acquired from International Finance Corporation an additional interest of 4% for the amount of R$ 20.7, then holding 100% of capital of RECOVERY. The effective acquisition and financial settlement occurred on May 28, 2020. Acquisition of Zup I.T. Serviços em Tecnologia e Inovação S.A. On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard S.A. (REDE), entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação S.A. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 52.96% of ZUP’s total voting capital for approximately R$ 293, then holding the company’s control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP’s capital. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.5

Effective acquisitions and financial settlements occurred on March 31, 2020, after obtaining the regulatory authorizations required. Acquisition of non-controlling interest in Pravaler S.A. On December 27, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, increased its ownership interest in Pravaler S.A. (PRAVALER), acquiring 43.07% of total capital social (corresponding to 75.71% of preferred shares and 28.65% of common shares) for the amount of R$ 330.9. PRAVALER, with head office in São Paulo, is the manager of the largest private college loan program in Brazil, and it will continue operating independently from ITAÚ UNIBANCO HOLDING. PRAVALER is classified as an associate measured under the equity method. Effective acquisitions and financial settlements occurred on the same date, after obtaining the regulatory authorizations required. Reduction of non-controlling interest in XP Inc. On November 29, 2019, there was a corporate reorganization of XP Investimentos S.A., in which the shareholders subscribed their respective shares of the holding company XP Inc. (XP INC), keeping the percentages in total capital. After the initial public offering held on December 11, 2019 at Nasdaq in New York, the ownership interest of ITAÚ UNIBANCO HOLDING changed from 49.9% to 46.05%, giving rise to a R$ 1,991 result in the primary subscription of XP Inc. On November 26, 2020, ITAÚ UNIBANCO HOLDING disclosed that the Board of Directors approved the partial spin-off of the investment in XP INC for a new company (XPart S.A.). On December 2 and 17, 2020, ITAÚ UNIBANCO HOLDING sold 4.44% and 0.07%, respectively, of its investments in XP INC, through the public offering on the Nasdaq, giving rising to a result before taxes of R$ 4,001. Concurrently with the sales, XP INC a public offering (follow-on) which resulted in the dilution of the interest held by ITAÚ UNIBANCO HOLDING, which is now 41.00% of capital, giving rising to a result in XP INC primary subscription of R$ 546. Acquisition of non-controlling interest in Ticket Serviços S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into a strategic partnership with Edenred Participações S.A. (EDENRED) in the benefits market for workers covered mainly by PAT, the Workers’ Meals Program. EDENRED is the parent company of Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership enables ITAÚ UNIBANCO to add the benefits issued by TICKET to its current range of products and services for customers in the wholesale, medium, micro and small company segments. In addition, ITAÚ UNIBANCO made a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company’s equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. Effective acquisitions and financial settlements occurred on August 30, 2019, after obtaining the regulatory authorizations required. Itaú CorpBanca The Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.6

On September 10, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda, indirectly acquired additional ownership interest of 1.08% (5,558,780,153 shares) in the ITAÚ CORPBANCA’s capital for the amount of R$ 229, and now it holds 39.22%. The effective acquisition and financial settlement occurred on September 14, 2020, after obtaining the regulatory authorizations. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.7

Note 3 – Significant accounting policies a) Cash and cash equivalents—Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits and Money Market (Collateral Held) with original maturities not exceeding 90 days. b) Interbank investments, Remunerated restricted Credits held at the Central Bank of Brazil (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptances and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis. c) Securities—Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 8, 2001. Securities are classified into the following categories: · Trading securities – Securities acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the results for the period; · Available for sale securities – Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counterparty to a specific account in stockholders’ equity; · Held to maturity securities –Securities, other than non-redeemable shares, which the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity. They are recorded at the cost of acquisition, or at fair value, whenever these are transferred from another category. Securities are adjusted up to maturity date, but are not measured at fair value. Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counterparty to a specific account in stockholders’ equity. Decreases in the fair value of available for sale and held to maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses. d) Derivative financial instruments—These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, according to BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the statement of income. Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types: · Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are booked at fair value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income; · Cash Flow Hedge—The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at fair value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income; Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.8

· Hedge of Net Investments in Foreign Operations—Accounted for similarly to a cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. e) Loans, leases and other credit operations (operations with lending characteristics) – These transactions are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined indexer and interest rate, and are adjusted up to the 60th day of arrears, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments. Credit card operations include receivables arising from purchases made by cardholders. Funds corresponding to these amounts to be paid to the credit card companies are shown as liabilities, under the heading Interbank Accounts – Receipts and Payments Pending Settlement. f) Provision for loan losses—The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution Nº. 2,682 of December 21, 1999, which include the following: · Provisions are recorded from the date on which loans are granted, based on the customer’s risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default; · Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months. g) Other assets—They are comprised of Assets Held for Sale, relating to real estate vehicles and other assets available for sale (owned but deactivated, received as payment in kind or resulting from execution of guarantees). These assets are adjusted to fair value by setting up a provision in accordance with current regulations and prepaid expenses, corresponding to disbursements which will produce benefits in future years. h) Investments—Include goodwill identified in the acquisition of associates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. · Associates: are companies over which ITAÚ UNIBANCO HOLDING PRUDENTIAL has significant influence, but which it does not control. · Joint Ventures: ITAÚ UNIBANCO HOLDING PRUDENTIAL has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. i) Fixed assets—Are booked at their acquisition cost less accumulated depreciation and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 11. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING PRUDENTIAL reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the valuation purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. j) Goodwill – Corresponds to the amount paid in excess in the acquisition of investments and it is amortized based on the expected future profitability or on its realization. It is semiannually submitted to the asset impairment test with the adoption of an approach that involves the identification of cash generating units (CGU) and the estimate of its fair value less the cost to sell and/or its value in use. To determine this estimate, ITAÚ UNIBANCO HOLDING PRUDENTIAL adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.9

The units or cash flow generating units are identified at the lowest level in which goodwill is monitored for internal Management purposes. Goodwill is allocated to cash flow generating units for purposes of testing the recoverable amount. The breakdown of intangible assets is described in Note 12. k) Intangible assets – Composed of: (i) Goodwill paid upon acquisition of a company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Right-of-use, as well as rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software, amortized over five years, and customer portfolios, amortized within ten years. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives and those with indefinite useful lives are tested on a semiannually basis to identify possible impairment losses. l) Capital Transactions with Non-Controlling Stockholders—Changes in an interest in a subsidiary not giving rise to loss of control are accounted for as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recognized in Consolidated Stockholders’ Equity. m) Contingent Assets and Liabilities, Legal Obligations and Tax and Social Security Obligations – these are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow for adequate measurement even if there is uncertainty as to the ultimate timing and amount, and the criteria are detailed in Note 8. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the Consolidated Balance Sheet under Provisions; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure. Contingent assets are not recognized in the Consolidated Balance Sheet, except when Management of ITAÚ UNIBANCO HOLDING PRUDENTIAL considers that realization is practically certain. In general they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. The amount of deposits in guarantee is adjusted in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results. Legal Obligations and Tax and Social Security Obligations Represented by amounts payable for tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion. n) Allowance for Financial Guarantees Provided – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. o) Income Tax and Social Contribution – There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.10

The Income Tax and Social Contribution expense is recognized in the Consolidated Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders’ Equity, such as tax on marking available-for-sale financial assets to fair value, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under Other administrative expenses. Tax rates, as well as their calculation bases, are detailed in Note 10. p) Deferred income – this refers to: (i) interest received in advance on which there is no prospect of demand for payment and which depends only on the passage of time to be appropriated to effective income, and (ii) the negative goodwill on acquisition of investments, which has not been absorbed in the consolidation process. q) Post-employments benefits Pension plans—defined benefit plans The liability (or asset, as the case may be) is recognized in the consolidated balance sheet with respect to a defined benefit plan corresponds to the present value of the defined benefit obligations at the balance sheet date less the fair value of the plan assets. The defined benefit obligations are calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments at the rate for Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. Pension plans—defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING PRUDENTIAL, through pension plan funds, are recognized as expenses, when due. Other post-employment benefit obligations Like defined benefit pension plans, these obligations are assessed annually by independent, qualified actuaries, and the costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, in the period in which they occur. r) Foreign currency translation I—Functional and presentation currency The Financial Statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING PRUDENTIAL defines the functional currency as the currency of the primary economic environment in which the entity operates. II—Foreign Currency Operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the Consolidated Statement of Income, unless they are related to cash flow hedges and hedge of net investments in foreign operations, which are recognized in Stockholders’ Equity. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.11

Note 4—Interbank investments 12/31/2020 12/31/2019 0—30 31—180 181—365 Over 365 days Total % Total % Securities purchased under agreements to resell 193,782 43,629 170 87 237,668 81.1 196,504 85.0 Collateral held (1) 43,340 12,245—87 55,672 19.0 35,125 15.2 Collateral repledge 143,443 12,212 170—155,825 53.1 142,134 61.5 Assets received as collateral with right to sell or repledge 12,392 11,765 — 24,157 8.2 6,645 2.9 Assets received as collateral without right to sell or repledge 131,051 447 170—131,668 44.9 135,489 58.6 Short position 6,999 19,172 — 26,171 9.0 19,245 8.3 Interbank deposits 34,871 5,409 8,183 7,090 55,553 18.9 34,575 15.0 Total (2) 228,653 49,038 8,353 7,177 293,221 100.0 231,079 100.0 % per maturity term 78.1 16.7 2.8 2.4 100.0 Total at 12/31/2019 44,029 180,093 3,289 3,668 231,079 % per maturity term 19.1 77.9 1.4 1.6 100.0 (1) Includes R$ 11,119 (R$ 8,544 at 12/31/2019) related to money market with free movement, in which securities are restricted to guarantee transactions at the B3 S.A.—Brasil, Bolsa, Balcão (B3) and the Central Bank of Brazil (BACEN); (2) Includes a securities valuation allowance in the amount of R$ (6) (R$ (6) at 12/31/2019). Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.12

Note 5 – Securities and derivative financial instruments (assets and liabilities) See below the composition by Securities and Derivatives financial instruments type, maturity and portfolio already adjusted to their respective fair values. a) Summary per maturity 12/31/2020 12/31/2019 Adjustment to fair value reflected in: Cost Fair value % 0—30 31—90 91—180 181—365 366—720 Over 720 days Fair value Stockholders’ Income equity Government securities—Brazil 248,290 1,517 2,408 252,215 52.1 12,130 8,612 45,087 31,713 44,455 110,218 156,025 Financial treasury bills 27,874 (2)—27,872 5.8—8,538—1,481 16,114 1,739 30,187 National treasury bills 96,346 392 367 97,105 20.1 — 31,289 30,056 15,171 20,589 41,715 National treasury notes 72,425 1,094 1,153 74,672 15.4 3,531 74 13,798 176 13,170 43,923 51,108 National treasury / Securitization 132—52 184 0.0 — ——184 192 Brazilian external debt bonds 51,513 33 836 52,382 10.8 8,599 — — 43,783 32,823 Government securities—abroad 61,589 9 82 61,680 12.7 14,832 7,349 9,680 4,342 10,107 15,370 38,774 Germany — — 0.0 — — — 23 Argentina 1,460 17—1,477 0.3 1,156 46 14 14 231 16 310 Chile 23,169 1 46 23,216 4.8 8,664 267 1,100 907 152 12,126 12,047 Colombia 8,012 4 73 8,089 1.7 32 231 922 424 4,235 2,245 4,620 Korea 3,951—(15) 3,936 0.8 560 383—392 1,966 635 3,427 Spain 4,847—23 4,870 1.0 709 328 610 1,634 1,589—4,983 United States 5,847 (11) (1) 5,835 1.2 522 1,245 1,983 208 1,877—2,977 Italy 133 (3)—130 0.0—130 — — 329 Mexico 10,227—5 10,232 2.1 2,591 3,530 3,850 256—5 7,610 Paraguay 3,011—(61) 2,950 0.6 593 863 810 385 2 297 1,783 Peru 4 — 4 0.0 — ——4 9 Uruguay 928 1 12 941 0.2 5 326 391 122 55 42 656 Corporate securities 94,498 (493) 181 94,186 19.5 11,364 3,352 3,870 4,554 9,494 61,552 83,594 Shares 6,759 (546) 96 6,309 1.3 6,309 — ——5,971 Rural product note 5,857—(23) 5,834 1.2 103 241 831 671 915 3,073 5,420 Bank deposit certificates 366—2 368 0.1 192 67—109 — 2,465 Real estate receivables certificates 5,342 (1) (17) 5,324 1.1 — 1 229 41 5,053 7,291 Fund quotas 4,193 25—4,218 0.9 4,218 — ——3,782 Credit rights 2,353 — 2,353 0.5 2,353 — ——2,764 Fixed income 1,245 — 1,245 0.3 1,245 — ——716 Variable income 595 25—620 0.1 620 — ——302 Debentures 55,534 15—55,549 11.5 15 2,204 424 1,836 3,962 47,108 46,336 Eurobonds and other 7,442 13 152 7,607 1.6 463 253 415 648 2,188 3,640 5,588 Financial bills 640—(1) 639 0.1 — 41 266 203 129 527 Promissory notes 7,238—(16) 7,222 1.5 11 587 2,157 791 2,132 1,544 4,994 Other 1,127 1 (12) 1,116 0.2 53—1 4 53 1,005 1,220 Subtotal—securities 404,377 1,033 2,671 408,081 84.3 38,326 19,313 58,637 40,609 64,056 187,140 278,393 Trading securities 166,592 1,033—167,625 34.6 13,626 9,265 41,920 20,958 34,822 47,034 92,995 Available for sale securities 195,108—2,671 197,779 40.9 18,132 10,048 16,564 19,108 29,197 104,730 154,438 Held to maturity securities (*) 42,677 — 42,677 8.8 6,568—153 543 37 35,376 30,960 Derivative financial instruments 43,351 32,753—76,104 15.7 17,295 5,504 2,827 9,071 6,468 34,939 41,638 Total securities and derivative financial instruments (assets) 447,728 33,786 2,671 484,185 100.0 55,621 24,817 61,464 49,680 70,524 222,079 320,031 Derivative financial instruments (liabilities) (47,500) (32,120)—(79,620) 100.0 (16,623) (4,269) (2,716) (12,677) (6,898) (36,437) (47,798) (*) Unrecorded adjustment to fair value in the amount of R$ 2,530 (R$ 1,791 at 12/31/2019) according to Note 5e. During the period, ITAÚ UNIBANCO HOLDING PRUDENTIAL recognized impairment of R$ (1,453) (R$ (575) from 01/01 to 12/31/2019) of Financial Assets Available for Sale. The income related to securities and derivative financial instruments totaled R$ (741) (R$ 513 from 01/01 to 12/31/2019). In the period, the result of Derivative Financial Instruments as well as Adjustment to Fair Value of Securities (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 20d). Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.13

b) Summary by portfolio

	12/31/2020							
		Restricted to						
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions	Total
Government securities - Brazil	**173,040**	**29,417**	**38,136**	**5,596**	**6,019**	**-**	**7**	**252,215**
Financial treasury bills	25,317	755	-	762	1,031	-	7	27,872
National treasury bills	82,570	9,706	28	4,801	-	-	-	97,105
National treasury notes	48,661	18,956	2,034	33	4,988	-	-	74,672
National treasury / Securitization	184	-	-	-	-	-	-	184
Brazilian external debt bonds	16,308	-	36,074	-	-	-	-	52,382
Government securities - abroad	**51,472**	**1,387**	**1,775**	**7,046**	**-**	**-**	**-**	**61,680**
Argentina	1,268	-	-	209	-	-	-	1,477
Chile	22,770	402	-	44	-	-	-	23,216
Colombia	6,233	-	1,713	143	-	-	-	8,089
Korea	2,768	-	-	1,168	-	-	-	3,936
Spain	2,315	-	-	2,555	-	-	-	4,870
United States	5,320	-	-	515	-	-	-	5,835
Italy	130	-	-	-	-	-	-	130
Mexico	7,836	-	-	2,396	-	-	-	10,232
Paraguay	1,952	985	-	13	-	-	-	2,950
Peru	4	-	-	-	-	-	-	4
Uruguay	876	-	62	3	-	-	-	941
Corporate securities	**68,694**	**23,412**	**467**	**1,609**	**-**	**-**	**4**	**94,186**
Shares	6,295	-	-	14	-	-	-	6,309
Rural product note	5,834	-	-	-	-	-	-	5,834
Bank deposit certificates	364	-	-	-	-	-	4	368
Real estate receivables certificates	5,324	-	-	-	-	-	-	5,324
Fund quotas	4,148	-	-	70	-	-	-	4,218
Credit rights	2,353	-	-	-	-	-	-	2,353
Fixed income	1,175	-	-	70	-	-	-	1,245
Variable income	620	-	-	-	-	-	-	620
Debentures	30,642	23,412	-	1,495	-	-	-	55,549
Eurobonds and other	7,110	-	467	30	-	-	-	7,607
Financial bills	639	-	-	-	-	-	-	639
Promissory notes	7,222	-	-	-	-	-	-	7,222
Other	1,116	-	-	-	-	-	-	1,116
Subtotal - securities	**293,206**	**54,216**	**40,378**	**14,251**	**6,019**	**-**	**11**	**408,081**
Trading securities	144,147	7,721	4,729	6,000	5,017	-	11	167,625
Available for sale securities	127,949	46,495	14,082	8,251	1,002	-	-	197,779
Held to maturity securities	21,110	-	21,567	-	-	-	-	42,677
Derivative financial instruments	**-**	**-**	**-**	**-**	**-**	**76,104**	**-**	**76,104**
Total securities and derivative financial instruments (assets)	**293,206**	**54,216**	**40,378**	**14,251**	**6,019**	**76,104**	**11**	**484,185**
Total securities and derivative financial instruments (assets) – 12/31/2019	**173,678**	**69,708**	**20,216**	**10,628**	**4,163**	**41,638**	**-**	**320,031**

(*) Represent securities deposited with Contingent Liabilities (Note 8e), Stock Exchanges and the Clearing Houses.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020

4.14

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and fair value and by maturity term.

	12/31/2020										12/31/2019
	Cost	Adjustment to fair value (in income)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**147,284**	**1,517**	**148,801**	**88.9**	**4,676**	**8,611**	**41,567**	**20,477**	**30,006**	**43,464**	**80,752**
Financial treasury bills	27,873	(2)	27,871	16.7	-	8,537	-	1,481	16,114	1,739	29,954
National treasury bills	72,451	392	72,843	43.5	-	-	29,452	18,820	8,867	15,704	18,866
National treasury notes	43,941	1,094	45,035	26.9	3,059	74	12,115	176	5,025	24,586	29,633
Brazilian external debt bonds	3,019	33	3,052	1.8	1,617	-	-	-	-	1,435	2,299
Government securities - abroad	**8,165**	**9**	**8,174**	**4.8**	**1,277**	**478**	**350**	**233**	**4,088**	**1,748**	**1,408**
Argentina	1,458	17	1,475	0.9	1,156	46	14	12	231	16	310
Chile	827	1	828	0.5	116	143	76	1	24	468	382
Colombia	3,599	4	3,603	2.1	-	152	252	-	1,955	1,244	409
United States	2,096	(11)	2,085	1.2	-	-	-	208	1,877	-	141
Italy	133	(3)	130	0.1	-	130	-	-	-	-	-
Mexico	5	-	5	0.0	-	-	-	-	-	5	58
Paraguay	3	-	3	0.0	-	-	-	-	-	3	2
Peru	4	-	4	0.0	-	-	-	-	-	4	9
Uruguay	40	1	41	0.0	5	7	8	12	1	8	97
Corporate securities	**11,143**	**(493)**	**10,650**	**6.3**	**7,673**	**176**	**3**	**248**	**728**	**1,822**	**10,835**
Shares	3,742	(546)	3,196	1.9	3,196	-	-	-	-	-	3,295
Bank deposit certificates	65	-	65	0.0	65	-	-	-	-	-	92
Real estate receivables certificates	46	(1)	45	0.0	-	-	1	1	3	40	396
Fund quotas	3,929	25	3,954	2.4	3,954	-	-	-	-	-	3,577
Credit rights	2,353	-	2,353	1.4	2,353	-	-	-	-	-	2,764
Fixed income	981	-	981	0.6	981	-	-	-	-	-	511
Variable income	595	25	620	0.4	620	-	-	-	-	-	302
Debentures	1,105	15	1,120	0.7	5	6	-	7	7	1,095	1,097
Eurobonds and other	2,189	13	2,202	1.3	453	170	1	236	698	644	2,082
Financial bills	3	-	3	0.0	-	-	-	-	3	-	188
Other	64	1	65	0.0	-	-	1	4	17	43	108
Total	**166,592**	**1,033**	**167,625**	**100.0**	**13,626**	**9,265**	**41,920**	**20,958**	**34,822**	**47,034**	**92,995**
% per maturity date					8.1	5.5	25.0	12.5	20.8	28.1	
Total – 12/31/2019	**92,432**	**563**	**92,995**	**100.0**	**14,455**	**1,457**	**1,714**	**7,054**	**14,844**	**53,471**	
% per maturity date					15.5	1.6	1.8	7.6	16.0	57.5	

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 4.15

d) Available for sale securities

See below the composition of the portfolio of available for sale securities by type, stated at cost and fair value and by maturity term.

	12/31/2020										12/31/2019
	Cost	Adjustments to fair value (in stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**63,173**	**2,408**	**65,581**	**33.2**	**971**	**1**	**3,520**	**11,236**	**14,449**	**35,404**	**50,483**
Financial treasury bills	1	-	1	0.0	-	1	-	-	-	-	233
National treasury bills	23,895	367	24,262	12.3	-	-	1,837	11,236	6,304	4,885	18,643
National treasury notes	26,441	1,153	27,594	14.0	472	-	1,683	-	8,145	17,294	19,445
National treasury / Securitization	132	52	184	0.1	-	-	-	-	-	184	192
Brazilian external debt bonds	12,704	836	13,540	6.8	499	-	-	-	-	13,041	11,970
Government securities - abroad	**52,904**	**82**	**52,986**	**26.8**	**13,523**	**6,871**	**9,177**	**3,794**	**6,019**	**13,602**	**37,016**
Germany	-	-	-	0.0	-	-	-	-	-	-	23
Argentina	2	-	2	0.0	-	-	-	2	-	-	-
Chile	22,342	46	22,388	11.3	8,548	124	1,024	906	128	11,658	11,665
Colombia	3,913	73	3,986	2.0	-	79	517	109	2,280	1,001	3,877
Korea	3,951	(15)	3,936	2.0	560	383	-	392	1,966	635	3,427
Spain	4,847	23	4,870	2.5	709	328	610	1,634	1,589	-	4,983
United States	3,751	(1)	3,750	1.9	522	1,245	1,983	-	-	-	2,836
Italy	-	-	-	0.0	-	-	-	-	-	-	329
Mexico	10,222	5	10,227	5.2	2,591	3,530	3,850	256	-	-	7,552
Paraguay	3,008	(61)	2,947	1.5	593	863	810	385	2	294	1,781
Uruguay	868	12	880	0.4	-	319	383	110	54	14	543
Corporate securities (*)	**79,031**	**181**	**79,212**	**40.0**	**3,638**	**3,176**	**3,867**	**4,078**	**8,729**	**55,724**	**66,939**
Shares	3,017	96	3,113	1.6	3,113	-	-	-	-	-	2,676
Rural product note	5,857	(23)	5,834	2.9	103	241	831	671	915	3,073	5,420
Bank deposit certificate	301	2	303	0.2	127	67	-	109	-	-	2,373
Real estate receivables certificates	1,027	(17)	1,010	0.5	-	-	-	-	1	1,009	1,243
Fund quotas - Fixed income	264	-	264	0.1	264	-	-	-	-	-	205
Debentures	54,429	-	54,429	27.5	10	2,198	424	1,829	3,955	46,013	45,239
Eurobonds and other	5,251	152	5,403	2.7	10	83	414	412	1,490	2,994	3,506
Financial bills	637	(1)	636	0.3	-	-	41	266	200	129	339
Promissory notes	7,238	(16)	7,222	3.7	11	587	2,157	791	2,132	1,544	4,994
Other	1,010	(12)	998	0.5	-	-	-	-	36	962	944
Total (*)	**195,108**	**2,671**	**197,779**	**100.0**	**18,132**	**10,048**	**16,564**	**19,108**	**29,197**	**104,730**	**154,438**
% per maturity date					9.2	5.1	8.3	9.7	14.7	53.0	
Total – 12/31/2019	**152,697**	**1,741**	**154,438**	**100.0**	**6,266**	**4,156**	**13,088**	**13,589**	**26,996**	**90,343**	
% per maturity date					4.1	2.6	8.5	8.8	17.5	58.5	

(*) In order to reflect the current risk management strategy, in the period ended at 12/31/2020, ITAÚ UNIBANCO HOLDING PRUDENTIAL changed the classification of R$ 326 of Trading securities for Available for sale securities

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 4.16

e) Held to maturity securities

See below the composition of the portfolio of held to maturity securities by type, stated at cost and by maturity term. An added/(reduced) value of R$ 116 (R$ (233) at 12/31/2019) is included in the carrying value, not considered in results.

	12/31/2020									12/31/2019	
	Cost	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value	Cost	Fair value
Government securities - Brazil	**37,833**	**88.7**	**6,483**	-	-	-	-	**31,350**	**40,458**	**24,790**	**26,479**
National treasury bills	-	0.0	-	-	-	-	-	-	-	4,206	4,290
National treasury notes	2,043	4.8	-	-	-	-	-	2,043	2,410	2,030	2,396
Brazilian external debt bonds	35,790	83.9	6,483	-	-	-	-	29,307	38,048	18,554	19,793
Government securities - abroad	**520**	**1.2**	**32**	-	**153**	**315**	-	**20**	**527**	**350**	**352**
Colombia	500	1.2	32	-	153	315	-	-	493	334	327
Uruguay	20	0.0	-	-	-	-	-	20	34	16	25
Corporate securities	**4,324**	**10.1**	**53**	-	-	**228**	**37**	**4,006**	**4,222**	**5,820**	**5,920**
Real estate receivables certificates	4,269	10.0	-	-	-	228	37	4,004	4,167	5,652	5,752
Eurobonds and other	2	0.0	-	-	-	-	-	2	2	-	-
Other	53	0.1	53	-	-	-	-	-	53	168	168
Total (*)	**42,677**	**100.0**	**6,568**	-	**153**	**543**	**37**	**35,376**	**45,207**	**30,960**	**32,751**
% per maturity date			15.4	-	0.4	1.3	0.1	82.9			
Total – 12/31/2019	**30,960**	**100.0**	**82**	**41**	**221**	**4,397**	**4,632**	**21,587**	**32,751**		
% per maturity date			0.3	0.1	0.7	14.2	15.0	69.7			

(*) In order to reflect the current risk management strategy, in the period ended 12/31/2020, ITAÚ UNIBANCO HOLDING PRUDENTIAL changed the classification of Government Securities – Brazil, being R$ 2,178 from Trading Securities and R$ 9,715 for Available for Sale Securities.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020

4.17

f) Derivative financial instruments ITAÚ UNIBANCO HOLDING PRUDENTIAL trades in derivative financial instruments with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. ITAÚ UNIBANCO HOLDING PRUDENTIAL buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios’ risk. CDS (Credit Default Swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING PRUDENTIAL was R$ 14,860 (R$ 12,198 at 12/31/2019) and was basically comprised of government securities. Further information on internal controls and parameters used to manage risks may be found in Note 19—Risk, Capital Management and Fixed Asset Limits. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.18

I - Derivatives Summary

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, fair value, and maturity term.

	12/31/2020										12/31/2019
	Cost	Adjustments to fair value (in income / stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Asset											
Swaps - adjustment receivable	16,840	29,179	46,019	60.4	4,064	515	629	1,808	5,117	33,886	26,458
Option agreements	17,154	2,987	20,141	26.5	9,851	2,298	513	5,908	982	589	8,380
Forwards (onshore)	1,961	(2)	1,959	2.6	1,233	345	284	92	5	-	2,012
Credit derivatives	(270)	426	156	0.2	-	-	8	7	29	112	167
NDF - Non Deliverable Forward	7,467	129	7,596	10.0	2,088	2,345	1,387	1,255	323	198	4,446
Other Derivative Financial Instruments	199	34	233	0.3	59	1	6	1	12	154	175
Total	**43,351**	**32,753**	**76,104**	**100.0**	**17,295**	**5,504**	**2,827**	**9,071**	**6,468**	**34,939**	**41,638**
% per maturity date					22.7	7.2	3.7	11.9	8.5	46.0	
Total – 12/31/2019	**19,708**	**21,930**	**41,638**	**100.0**	**6,924**	**5,571**	**2,182**	**3,049**	**5,361**	**18,551**	
% per maturity date					16.6	13.4	5.2	7.3	12.9	44.6	

	12/31/2020										12/31/2019
	Cost	Adjustments to fair value (in income / stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Liabilities											
Swaps - difference payable	(22,929)	(28,896)	(51,825)	65.1	(7,345)	(653)	(1,139)	(1,835)	(5,583)	(35,270)	(32,944)
Option agreements	(17,240)	(3,092)	(20,332)	25.5	(6,186)	(1,946)	(543)	(9,865)	(991)	(801)	(8,999)
Forwards (onshore)	(892)	(13)	(905)	1.1	(892)	-	(11)	(2)	-	-	(754)
Credit derivatives	(162)	86	(76)	0.1	-	-	-	(2)	(9)	(65)	(40)
NDF - Non Deliverable Forward	(6,253)	(173)	(6,426)	8.1	(2,200)	(1,669)	(1,013)	(972)	(301)	(271)	(4,971)
Other derivative financial instruments	(24)	(32)	(56)	0.1	-	(1)	(10)	(1)	(14)	(30)	(90)
Total	**(47,500)**	**(32,120)**	**(79,620)**	**100.0**	**(16,623)**	**(4,269)**	**(2,716)**	**(12,677)**	**(6,898)**	**(36,437)**	**(47,798)**
% per maturity date					20.9	5.4	3.4	15.9	8.7	45.7	
Total – 12/31/2019	**(24,860)**	**(22,938)**	**(47,798)**	**100.0**	**(6,603)**	**(7,157)**	**(1,941)**	**(3,098)**	**(9,463)**	**(19,536)**	
% per maturity date					13.8	15.0	4.1	6.5	19.8	40.8	

The result of derivative financial instruments in the period totals R$ (8,726) (R$ (181) from 01/01 to 12/31/2019).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 4.19

II - Derivatives by Index and Risk Fator

	Off-balance sheet / Notional amount		Balance sheet account receivable / (received) (payable) paid	Adjustment to fair value (in income / stockholders' equity)	Fair value	
	12/31/2020	12/31/2019	12/31/2020	12/31/2020	12/31/2020	12/31/2019
Futures contracts	**775,492**	**663,480**	**-**	**-**	**-**	**-**
Purchase commitments	**335,435**	**324,741**	**-**	**-**	**-**	**-**
Shares	8,150	768	-	-	-	-
Commodities	1,170	76	-	-	-	-
Interest	301,889	301,487	-	-	-	-
Foreign currency	24,226	22,410	-	-	-	-
Commitments to sell	**440,057**	**338,739**	**-**	**-**	**-**	**-**
Shares	7,535	1,163	-	-	-	-
Commodities	2,201	1,049	-	-	-	-
Interest	394,027	308,147	-	-	-	-
Foreign currency	36,294	28,380	-	-	-	-
Swap contracts			**(6,089)**	**283**	**(5,806)**	**(6,486)**
Asset position	**1,443,199**	**1,095,059**	**16,840**	**29,179**	**46,019**	**26,458**
Commodities	278	574	1	-	1	9
Interest	1,423,884	1,076,215	14,030	27,953	41,983	24,409
Foreign currency	19,037	18,270	2,809	1,226	4,035	2,040
Liability position	**1,443,199**	**1,095,059**	**(22,929)**	**(28,896)**	**(51,825)**	**(32,944)**
Shares	108	49	(12)	2	(10)	(9)
Commodities	341	855	(9)	-	(9)	(12)
Interest	1,426,654	1,069,341	(19,147)	(28,585)	(47,732)	(31,255)
Foreign currency	16,096	24,814	(3,761)	(313)	(4,074)	(1,668)
Option contracts	**1,600,615**	**1,696,439**	**(86)**	**(105)**	**(191)**	**(619)**
Purchase commitments - long position	**133,399**	**245,802**	**14,246**	**1,862**	**16,108**	**6,147**
Shares	12,375	11,491	345	993	1,338	784
Commodities	356	268	14	13	27	17
Interest	53,061	188,110	322	(265)	57	83
Foreign currency	67,607	45,933	13,565	1,121	14,686	5,263
Commitments to sell - long position	**672,115**	**612,172**	**2,908**	**1,125**	**4,033**	**2,233**
Shares	14,659	12,294	728	62	790	356
Commodities	75	228	2	(1)	1	3
Interest	588,368	554,427	1,062	1,379	2,441	1,362
Foreign currency	69,013	45,223	1,116	(315)	801	512
Purchase commitments - short position	**131,546**	**176,985**	**(13,745)**	**(2,071)**	**(15,816)**	**(6,662)**
Shares	13,075	10,594	(348)	(1,119)	(1,467)	(634)
Commodities	899	235	(28)	(18)	(46)	(18)
Interest	57,770	129,647	(343)	44	(299)	(52)
Foreign currency	59,802	36,509	(13,026)	(978)	(14,004)	(5,958)
Commitments to sell - short position	**663,555**	**661,480**	**(3,495)**	**(1,021)**	**(4,516)**	**(2,337)**
Shares	13,196	11,152	(524)	(156)	(680)	(306)
Commodities	246	485	(10)	6	(4)	(11)
Interest	581,943	607,394	(958)	(1,322)	(2,280)	(1,282)
Foreign currency	68,170	42,449	(2,003)	451	(1,552)	(738)
Forward operations (onshore)	**23,989**	**5,134**	**1,069**	**(15)**	**1,054**	**1,258**
Purchases receivable	**18,666**	**668**	**888**	**(3)**	**885**	**640**
Shares	304	488	304	(3)	301	481
Interest	584	160	584	-	584	159
Foreign currency	17,778	20	-	-	-	-
Purchases payable obligations	**-**	**660**	**(584)**	**-**	**(584)**	**(160)**
Interest	-	-	(584)	-	(584)	(160)
Foreign currency	-	660	-	-	-	-
Sales deliverable	**1,132**	**1,653**	**1,073**	**1**	**1,074**	**1,372**
Shares	770	786	765	1	766	779
Interest	-	-	308	-	308	593
Foreign currency	362	867	-	-	-	-
Sales receivable obligations	**4,191**	**2,153**	**(308)**	**(13)**	**(321)**	**(594)**
Interest	308	592	(308)	-	(308)	(593)
Foreign currency	3,883	1,561	-	(13)	(13)	(1)
Credit derivatives	**20,060**	**12,739**	**(432)**	**512**	**80**	**127**
Asset position	**15,877**	**9,878**	**(270)**	**426**	**156**	**167**
Shares	2,796	2,307	(84)	172	88	134
Commodities	19	27	-	1	1	2
Interest	13,062	7,423	(186)	253	67	27
Foreign currency	-	121	-	-	-	4
Liability position	**4,183**	**2,861**	**(162)**	**86**	**(76)**	**(40)**
Shares	1,154	719	(45)	11	(34)	(20)
Commodities	3	2	-	-	-	-
Interest	3,026	2,140	(117)	75	(42)	(20)
NDF - Non Deliverable Forward	**313,463**	**295,508**	**1,214**	**(44)**	**1,170**	**(525)**
Asset position	**156,542**	**138,772**	**7,467**	**129**	**7,596**	**4,446**
Commodities	1,715	570	278	(16)	262	33
Foreign currency	154,827	138,202	7,189	145	7,334	4,413
Liability position	**156,921**	**156,736**	**(6,253)**	**(173)**	**(6,426)**	**(4,971)**
Commodities	975	316	(37)	(1)	(38)	(11)
Foreign currency	155,946	156,420	(6,216)	(172)	(6,388)	(4,960)
Other derivative financial instruments	**6,585**	**6,783**	**175**	**2**	**177**	**85**
Asset position	**5,352**	**5,541**	**199**	**34**	**233**	**175**
Shares	126	84	-	2	2	2
Interest	5,224	5,456	199	(25)	174	169
Foreign currency	2	1	-	57	57	4
Liability position	**1,233**	**1,242**	**(24)**	**(32)**	**(56)**	**(90)**
Shares	799	784	(15)	(22)	(37)	(54)
Interest	434	458	(9)	(10)	(19)	(18)
Foreign currency	-	-	-	-	-	(18)
		Assets	**43,351**	**32,753**	**76,104**	**41,638**
		Liabilities	**(47,500)**	**(32,120)**	**(79,620)**	**(47,798)**
		Total	**(4,149)**	**633**	**(3,516)**	**(6,160)**

Derivative contracts mature as follows (in days):

Off-balance sheet / notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	12/31/2020	12/31/2019
Futures contracts	299,115	242,842	108,338	125,197	775,492	663,480
Swaps contracts	272,962	123,499	118,759	927,979	1,443,199	1,095,059
Options contracts	987,094	216,411	250,966	146,144	1,600,615	1,696,439
Forwards (onshore)	19,013	3,999	972	5	23,989	5,134
Credit derivatives	-	8,515	804	10,741	20,060	12,739
NDF - Non Deliverable Forward	131,205	124,470	38,006	19,782	313,463	295,508
Other derivative financial instruments	30	709	280	5,566	6,585	6,783

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 4.20

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	12/31/2020						
	Futures contracts	Swaps contracts	Option contracts	Forwards (onshore)	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	**775,492**	**836,494**	**1,474,738**	**23,097**	**3,743**	**67,887**	**-**
Over-the-counter market	**-**	**606,705**	**125,877**	**892**	**16,317**	**245,576**	**6,585**
Financial institutions	-	531,303	84,865	892	16,317	124,124	5,140
Companies	-	69,337	39,692	-	-	120,476	1,445
Individuals	-	6,065	1,320	-	-	976	-
Total	**775,492**	**1,443,199**	**1,600,615**	**23,989**	**20,060**	**313,463**	**6,585**
Total – 12/31/2019	**663,480**	**1,095,059**	**1,696,439**	**5,134**	**12,739**	**295,508**	**6,783**

IV - Credit derivatives

See below the composition of the Credit Derivatives portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

	12/31/2020			12/31/2019		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(8,501)	3,705	(4,796)	(6,283)	2,295	(3,988)
TRS	(7,854)	-	(7,854)	(4,161)	-	(4,161)
Total	**(16,355)**	**3,705**	**(12,650)**	**(10,444)**	**2,295**	**(8,149)**

The effect of the risk received on the reference equity (Note 19c) was R$ 86 (R$ 57 at 12/31/2019).

During the period, there were no credit events relating to the taxable events provided for in the agreements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020

421

V - Hedge accounting

I) Cash flow - the purpose of this hedge of ITAÚ UNIBANCO PRUDENTIAL is to hedge cash flows of interest receipt and payment (CDB / Syndicated Loans / Assets Transactions / Funding and agreements to resell) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR/UF*/TPM*/Selic), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, LIBOR/ UF*/ TPM* / Selic and foreign exchange rate.
*UF (Chilean Unit of Account) / TPM (Monetary Policy Rate).

Strategies	12/31/2020					
	Hedge Item				Hedge Instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Nominal amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	101,929	(2,423)	(2,464)	103,417	(2,433)
Hedge of assets transactions	5,673	-	66	66	5,743	66
Hedge of asset-backed securities under repurchase agreements	29,533	-	697	697	31,417	699
Hedge of assets denominated in UF	16,674	-	(4)	(4)	16,677	(1)
Hedge of funding	-	2,007	(10)	(10)	1,996	(11)
Hedge of loan operations	327	-	12	12	316	15
Variable costs risks						
Hedge of highly probable forecast transactions	31,594	-	(3)	(3)	15,803	(3)
Foreign exchange risk						
Hedge of highly probable forecast transactions	1,271	-	(101)	56	1,271	(101)
Total	**85,072**	**103,936**	**(1,766)**	**(1,650)**	**176,640**	**(1,769)**

Strategies	12/31/2019					
	Hedge Item				Hedge Instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Nominal amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	24,068	(2,830)	(3,395)	25,026	(2,836)
Hedge of assets transactions	5,564	-	91	91	5,656	91
Hedge of asset-backed securities under repurchase agreements	30,896	-	520	520	32,130	523
Hedge of assets denominated in UF	12,588	-	6	6	12,582	5
Hedge of funding	-	4,617	(27)	(22)	4,590	(27)
Hedge of loan operations	269	-	12	12	257	14
Variable costs risks						
Hedge of highly probable forecast transactions	32,200	-	16	16	32,009	16
Foreign exchange risk						
Hedge of highly probable forecast transactions	294	-	(11)	179	294	(11)
Total	**81,811**	**28,685**	**(2,223)**	**(2,593)**	**112,544**	**(2,225)**

(*) Recorded under heading Other Comprehensive Income.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 4.22

Hedge Instruments	12/31/2020						
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity (2)	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk (3)							
Futures	140,577	146	-	(1,668)	(1,660)	(8)	(657)
Swap	18,989	2,007	17,006	3	(2)	5	-
Foreign exchange risk (4)							
Futures	17,074	5	298	(104)	(104)	-	-
Total	**176,640**	**2,158**	**17,304**	**(1,769)**	**(1,766)**	**(3)**	**(657)**

Hedge Instruments	12/31/2019						
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity (2)	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk (3)							
Futures	62,812	-	14	(2,222)	(2,219)	(3)	(870)
Swap	17,429	4,617	12,858	(8)	(9)	1	-
Foreign exchange risk (4)							
Futures	32,303	-	156	5	5	-	-
Total	**112,544**	**4,617**	**13,028**	**(2,225)**	**(2,223)**	**(2)**	**(870)**

(1) Recorded under heading Derivative financial instruments.

(2) Recorded under heading Other comprehensive income.

(3) DI Future negotiated on B3 and interest rate swap negotiated on Chicago Mercantile Exchange.

(4) DDI Futures contracts and Dollar Purchase Options negotiated on B3.

The gains or losses related to the accounting hedge of cash flows that ITAÚ UNIBANCO HOLDING PRUDENTIAL expect to recognize in results in the following 12 months, totaling R$ (1,728) (R$ (1,285) at 12/31/2019).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 4.23

II) Market risk – The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING PRUDENTIAL consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates relating to recognized assets and liabilities.

	12/31/2020						
	Hedge Item					Hedge Instruments	
Strategies	Book value		Fair value adjustments		Variation in value recognized in income (*)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	9,205	-	9,616	-	411	9,205	(423)
Hedge of funding	-	10,200	-	11,591	(1,391)	10,200	1,390
Hedge of available for sale securities	24,677	-	25,857	-	1,180	26,866	(1,186)
Total	**33,882**	**10,200**	**35,473**	**11,591**	**200**	**46,271**	**(219)**

	12/31/2019						
	Hedge Item					Hedge Instruments	
Strategies	Book value		Fair value adjustments		Variation in value recognized in income (*)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	7,386	-	7,642	-	256	7,386	(264)
Hedge of funding	-	7,436	-	8,195	(759)	7,436	775
Hedge of available for sale securities	17,633	-	18,456	-	823	18,492	(816)
Total	**25,019**	**7,436**	**26,098**	**8,195**	**320**	**33,314**	**(305)**

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 4.24

Hedge Instruments	12/31/2020				
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap	23,985	2,871	-	750	(19)
Other Derivatives	22,286	-	21,336	(969)	-
Total (2)	**46,271**	**2,871**	**21,336**	**(219)**	**(19)**

Hedge Instruments	12/31/2019				
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap	15,202	766	443	390	8
Other Derivatives	18,112	-	17,343	(695)	7
Total (2)	**33,314**	**766**	**17,786**	**(305)**	**15**

(1) Recorded under heading Derivative financial instruments.

(2) In the period, the amount of R$ 457 is no longer qualified as hedge, with effect on result of R$ (38) (R$ 900 at 12/31/2019, with effect on result of R$ (28) from 01/01 to 12/31/2019).

To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING PRUDENTIAL uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – UF, fixed rate and denominated in Euros and US dollars, issued by subsidiaries in Chile, London and Colombia, respectively.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 4.25

III) Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING PRUDENTIAL's strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

Strategies	12/31/2020					
	Hedged item				Hedge Instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	15,277	-	(10,353)	(10,353)	24,619	(10,475)
Total	**15,277**	**-**	**(10,353)**	**(10,353)**	**24,619**	**(10,475)**

Strategies	12/31/2019					
	Hedged item				Hedge Instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	14,396	-	(2,792)	(2,792)	16,947	(2,915)
Total	**14,396**	**-**	**(2,792)**	**(2,792)**	**16,947**	**(2,915)**

(*) Recorded under heading Other Comprehensive Income.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 4.26

Hedge Instruments	12/31/2020						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve
		Assets	Liabilities				
Interest rate risk [3]							
Futures	44,186	-	150	(12,026)	(11,937)	(89)	-
Forward	(4,262)	4,474	-	244	251	(7)	-
NDF - Non Deliverable Forward	(15,196)	538	-	1,105	1,131	(26)	-
Financial Assets	(109)	109	-	202	202	-	-
Total	**24,619**	**5,121**	**150**	**(10,475)**	**(10,353)**	**(122)**	**-**

Hedge Instruments	12/31/2019						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve
		Assets	Liabilities				
Interest rate risk [3]							
Futures	32,966	228	-	(5,175)	(5,086)	(89)	-
Forward	(2,990)	2,977	-	52	60	(8)	-
NDF - Non Deliverable Forward	(11,525)	260	-	1,991	2,017	(26)	-
Financial Assets	(1,504)	1,523	-	217	217	-	-
Total	**16,947**	**4,988**	**-**	**(2,915)**	**(2,792)**	**(123)**	**-**

(1) Recorded under heading Derivative financial instruments;

(2) Recorded under heading Other comprehensive income;

(3) DDI Future negotiated on B3 and Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020

427

IV) We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investment in foreign operations:

	12/31/2020							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	70,202	9,077	13,059	5,504	4,856	719	-	**103,417**
Hedge of highly probable anticipated transactions	17,074	-	-	-	-	-	-	**17,074**
Hedge of assets transactions	3,604	2,139	-	-	-	-	-	**5,743**
Hedge of assets denominated in UF	15,400	1,277	-	-	-	-	-	**16,677**
Hedge of funding (Cash flow)	1,765	27	204	-	-	-	-	**1,996**
Hedge of loan operations (Cash flow)	212	104	-	-	-	-	-	**316**
Hedge of loan operations (Market risk)	2,999	1,793	1,297	447	898	1,771	-	**9,205**
Hedge of funding (Market risk)	213	657	549	176	581	5,448	2,576	**10,200**
Hedge of available for sale securities	5,897	1,668	2,589	2,318	2,105	10,931	1,358	**26,866**
Hedge of asset-backed securities under repurchase agreements	22,186	2,297	6,130	-	804	-	-	**31,417**
Hedge of net investment in foreign operations (*)	24,619	-	-	-	-	-	-	**24,619**
Total	**164,171**	**19,039**	**23,828**	**8,445**	**9,244**	**18,869**	**3,934**	**247,530**

	12/31/2019							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	6,005	4,412	1,627	8,464	-	4,518	-	**25,026**
Hedge of highly probable anticipated transactions	32,303	-	-	-	-	-	-	**32,303**
Hedge of assets transactions	-	3,671	1,985	-	-	-	-	**5,656**
Hedge of assets denominated in UF	9,628	2,954	-	-	-	-	-	**12,582**
Hedge of funding (Cash flow)	2,562	-	-	1,646	161	221	-	**4,590**
Hedge of loan operations (Cash flow)	27	156	74	-	-	-	-	**257**
Hedge of loan operations (Market risk)	381	2,490	1,248	993	623	1,111	540	**7,386**
Hedge of funding (Market risk)	299	152	375	423	129	4,220	1,838	**7,436**
Hedge of available for sale securities	4,723	2,362	933	1,097	2,400	3,651	3,326	**18,492**
Hedge of asset-backed securities under repurchase agreements	6,225	18,739	812	5,621	-	733	-	**32,130**
Hedge of net investment in foreign operations (*)	16,947	-	-	-	-	-	-	**16,947**
Total	**79,100**	**34,936**	**7,054**	**18,244**	**3,313**	**14,454**	**5,704**	**162,805**

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 4.28

g) Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction nº. 475, ITAÚ UNIBANCO HOLDING PRUDENTIAL carried out a sensitivity analysis for each market risk factor considered significant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING PRUDENTIAL's exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are a static evaluation of the portfolio exposure and, therefore, do not take into account management's quick response capacity (treasury and control areas), which triggers risk mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, the study's sole purpose is to show the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING PRUDENTIAL.

Trading portfolio	Exposures	12/31/2020 (*)		
Risk factors	Risk of variation in:	Scenarios		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	-	(12.6)	(24.7)
Currency Coupon	Foreign Exchange Coupon Rates	0.5	0.6	4.0
Foreign Currency	Foreign Exchange Rates	(3.8)	(69.3)	112.8
Price Indices	Inflation Coupon Rates	(0.7)	(36.7)	(72.7)
TR	TR Coupon Rates	-	-	-
Equities	Prices of Equities	0.7	16.4	3.3
Other	Exposures that do not fall under the definitions above	-	(11.0)	(33.3)
TOTAL		**(3.3)**	**(112.6)**	**(10.6)**

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	12/31/2020 (*)		
Risk factors	Risk of variation in:	Scenarios		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(7.3)	(713.2)	(1,399.6)
Currency Coupon	Foreign Exchange Coupon Rates	(5.4)	(224.6)	(430.0)
Foreign Currency	Foreign Exchange Rates	(0.3)	(60.0)	103.7
Price Indices	Inflation Coupon Rates	(3.1)	(198.7)	(351.8)
TR	TR Coupon Rates	0.7	1.3	5.0
Equities	Prices of Equities	7.6	(156.2)	(341.9)
Other	Exposures that do not fall under the definitions above	(0.1)	(11.3)	(34.4)
TOTAL		**(7.9)**	**(1,362.7)**	**(2,449.0)**

(*) Amounts net of tax effects.

The following scenarios are used to measure these sensitivities:

- **Scenario I**: Addition of 1 base point in fixed interest rates, currency coupon, inflation, and interest rate index, and 1 percentage point in currency and share prices;
- **Scenario II**: Shocks of 25 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor;
- **Scenario III**: Shocks of 50 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Derivative financial instruments contracted by ITAÚ UNIBANCO HOLDING PRUDENTIAL are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 4.29

Note 6 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

Risk levels	12/31/2020										12/31/2019
	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	**332,523**	**111,497**	**65,675**	**41,215**	**12,805**	**7,226**	**11,521**	**7,332**	**10,010**	**599,804**	**471,330**
Loans and discounted trade receivables	163,027	82,768	48,633	31,524	9,233	5,105	10,180	4,713	8,668	363,851	279,825
Financing	74,581	17,820	12,042	7,274	2,670	1,700	766	2,055	794	119,702	100,003
Farming financing	9,352	649	470	61	14	32	6	2	12	10,598	9,612
Real estate financing	85,563	10,260	4,530	2,356	888	389	569	562	536	105,653	81,890
Lease operations	**2,837**	**4,223**	**992**	**672**	**111**	**78**	**61**	**178**	**126**	**9,278**	**7,452**
Credit card operations	**520**	**81,520**	**3,921**	**2,946**	**637**	**476**	**516**	**466**	**4,006**	**95,008**	**98,430**
Advance on exchange contracts (1)	**4,181**	**298**	**362**	**216**	**111**	**28**	**28**	**25**	**1**	**5,250**	**4,531**
Other sundry receivables (2)	**207**	**213**	**5**	**14**	**1**	**2**	**418**	**671**	**570**	**2,101**	**2,104**
Total operations with credit granting characteristics	**340,268**	**197,751**	**70,955**	**45,063**	**13,665**	**7,810**	**12,544**	**8,672**	**14,713**	**711,441**	**583,847**
Financial guarantees provided (3)										**69,166**	**66,861**
Total with Financial guarantees provided	**340,268**	**197,751**	**70,955**	**45,063**	**13,665**	**7,810**	**12,544**	**8,672**	**14,713**	**780,607**	**650,708**
Total operations with credit granting characteristics at 12/31/2019	**260,100**	**182,650**	**56,511**	**35,902**	**13,673**	**6,680**	**5,633**	**8,439**	**14,259**	**583,847**	

(1) Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a).
(2) Includes Securities and credits receivable, Debtors for purchase of assets and Endorsements and sureties honored.
(3) Recorded in Offsetting accounts.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 4.30

II – By maturity and risk level

	12/31/2020										12/31/2019
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations (1) (2)										
Falling due installments	-	-	**1,418**	**2,046**	**2,657**	**1,576**	**1,441**	**1,195**	**3,727**	**14,060**	**12,917**
01 to 30	-	-	61	84	76	61	66	43	205	596	612
31 to 60	-	-	59	87	81	67	71	48	214	627	575
61 to 90	-	-	49	75	70	57	61	41	163	516	587
91 to 180	-	-	139	225	191	156	179	118	445	1,453	1,462
181 to 365	-	-	217	361	382	268	276	201	725	2,430	2,343
Over 365 days	-	-	893	1,214	1,857	967	788	744	1,975	8,438	7,338
Overdue installments	-	-	**605**	**762**	**1,049**	**807**	**1,409**	**1,566**	**7,345**	**13,543**	**15,653**
01 to 14	-	-	7	35	32	25	29	20	74	222	224
15 to 30	-	-	486	84	78	94	72	38	156	1,008	1,509
31 to 60	-	-	112	487	276	147	172	348	297	1,839	2,001
61 to 90	-	-	-	103	449	88	417	118	263	1,438	1,851
91 to 180	-	-	-	53	214	395	626	883	1,034	3,205	4,475
181 to 365	-	-	-	-	-	58	93	159	5,232	5,542	5,426
Over 365 days	-	-	-	-	-	-	-	-	289	289	167
Subtotal (a)	-	-	**2,023**	**2,808**	**3,706**	**2,383**	**2,850**	**2,761**	**11,072**	**27,603**	**28,570**
Subtotal - 12/31/2019	-	-	**2,766**	**2,962**	**2,579**	**2,440**	**3,572**	**3,164**	**11,087**	**28,570**	
	Non-overdue operations										
Falling due installments	**339,171**	**196,793**	**68,783**	**42,065**	**9,873**	**5,365**	**9,658**	**5,729**	**3,560**	**680,997**	**552,034**
01 to 30	23,576	39,771	6,954	5,394	1,598	418	261	402	535	78,909	82,350
31 to 60	24,366	19,756	4,270	2,768	503	218	147	82	240	52,350	50,637
61 to 90	20,927	12,379	3,257	2,263	385	104	315	254	190	40,074	30,944
91 to 180	38,814	26,205	7,412	4,349	901	422	4,621	652	340	83,716	69,105
181 to 365	46,700	27,282	9,860	6,172	1,362	645	370	422	469	93,282	76,336
Over 365 days	184,788	71,400	37,030	21,119	5,124	3,558	3,944	3,917	1,786	332,666	242,662
Overdue up to 14 days	**1,097**	**958**	**149**	**190**	**86**	**62**	**36**	**182**	**81**	**2,841**	**3,243**
Subtotal (b)	**340,268**	**197,751**	**68,932**	**42,255**	**9,959**	**5,427**	**9,694**	**5,911**	**3,641**	**683,838**	**555,277**
Subtotal - 12/31/2019	**260,100**	**182,650**	**53,745**	**32,940**	**11,094**	**4,240**	**2,061**	**5,275**	**3,172**	**555,277**	
Portfolio total (a + b)	**340,268**	**197,751**	**70,955**	**45,063**	**13,665**	**7,810**	**12,544**	**8,672**	**14,713**	**711,441**	**583,847**
Existing allowance	**(2,042)**	**(1,867)**	**(1,286)**	**(5,308)**	**(6,095)**	**(3,299)**	**(8,186)**	**(8,667)**	**(14,713)**	**(52,217)**	**(39,792)**
Minimum	-	(987)	(705)	(1,329)	(1,325)	(2,339)	(6,258)	(6,065)	(14,713)	(33,721)	(28,910)
Financial Guarantees (3)	-	-	-	-	-	-	-	-	-	(754)	(859)
Additional (4)	(2,042)	(880)	(581)	(3,979)	(4,770)	(960)	(1,928)	(2,602)	-	(17,742)	(10,023)
Portfolio total at 12/31/2019	**260,100**	**182,650**	**56,511**	**35,902**	**13,673**	**6,680**	**5,633**	**8,439**	**14,259**	**583,847**	
Existing allowance at 12/31/2019	**(165)**	**(994)**	**(1,527)**	**(3,528)**	**(3,388)**	**(2,995)**	**(3,695)**	**(8,382)**	**(14,259)**	**(39,792)**	
Minimum	-	(913)	(565)	(1,077)	(1,368)	(2,004)	(2,817)	(5,907)	(14,259)	(28,910)	
Financial Guarantees (3)	-	-	-	-	-	-	-	-	-	(859)	
Additional (4)	(165)	(81)	(962)	(2,451)	(2,020)	(991)	(878)	(2,475)	-	(10,023)	

(1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy.

(2) The balance of non-accrual operations amounts to R$ 19,925 (R$ 20,818 at 12/31/2019).

(3) Allowance for Financial Guarantees Provided, recorded in the Consolidated Balance Sheet.

(4) Related to expected and potential loss.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 4.31

III – By business sector 12/31/2020% 12/31/2019 % Public Sector 3,787 0.5% 1,190 0.2% Private sector 707,654 99.5% 582,657 99.8% Companies 367,228 51.6% 281,114 48.1% Individuals 340,426 47.9% 301,543 51.6% Total 711,441 100.0% 583,847 100.0% IV—Financial guarantees provided by type 12/31/2020 12/31/2019 Type of guarantees Portfolio Provision Portfolio Provision Endorsements or sureties pleged in legal and administrative tax proceedings 27,190 (188) 29,460 (236) Sundry bank guarantees 26,681 (357) 24,416 (511) Other financial guarantees provided 8,248 (153) 7,819 (71) Tied to the distribution of marketable securities by Public Offering 1,445 (1) —Restricted to bids, auctions, service provision or execution of works 3,543 (27) 3,636 (26) Restricted to international trade of goods 1,295 (26) 948 (13) Restricted to supply of goods 764 (2) 582 (2) Total 69,166 (754) 66,861 (859) b) Credit concentration 12/31/2020 12/31/2019 Loan, lease and other credit operations (*) % of % of Risk Risk total total Largest debtor 7,243 0.9 5,389 0.8 10 largest debtors 37,863 4.9 29,340 4.5 20 largest debtors 54,812 7.0 44,712 6.9 50 largest debtors 83,438 10 .7 71,97511.1 100 largest debtors 112,334 14 .4 97,705 15 .1 (*) The amounts include financial guarantees provided. 12/31/2020 12/31/2019 Loan, lease and other credit operations and securities of companies and financial institutions (*) % of % of Risk Risk total total Largest debtor 13,145 1.4 6,509 0.8 10 largest debtors 73,609 7.7 49,084 6.3 20 largest debtors 107,100 11 .3 76,463 9.9 50 largest debtors 164,323 17 .3 126,83216.4 100 largest debtors 214,90722.6 169,23121.8 (*) The amounts include financial guarantees provided. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.32

c) Changes in allowance for loan losses and Allowance for Financial Guarantees Provided

	12/31/2020	12/31/2019
Opening balance - 01/01	**(39,792)**	**(34,261)**
Net increase for the period	(30,154)	(23,907)
Minimum	(22,540)	(20,263)
Financial Guarantees Provided	105	277
Additional [(1)]	(7,719)	(3,921)
Write-Off	20,083	18,328
Other, mainly foreign exchange	(2,354)	48
Closing balance [(2)]	**(52,217)**	**(39,792)**
Minimum [(3)]	(33,721)	(28,910)
Financial Guarantees Provided [(4)]	(754)	(859)
Additional	(17,742)	(10,023)

(1) At 12/31/2020 the increase in the Provision for Expected Loan Loss – Supplementary is related to the change in the macroeconomic scenario as from the second half of March 2020 and that impacted our provisioning model for expected loss (Note 20d);

(2) The provision for loan losses regarding the lease portfolio amounts to: R$ (367) (R$ (273) at 12/31/2019);

(3) At 12/31/2019 comprises R$ (272) related to change in models, and the impact is offset by a Additional Provision;

(4) Allowance for Financial Guarantees Provided, recorded in the Consolidated Balance Sheet.

At 12/31/2020, the balance of the provision regarding the loan portfolio is equivalent to 7.3% (6.8% at 12/31/2019).

d) Renegotiation of credits

	12/31/2020			12/31/2019		
	Portfolio [(1)]	Provision for Loan Losses	%	Portfolio [(1)]	Provision for Loan Losses	%
Total renegotiated loans	35,919	(12,490)	34.8%	28,051	(11,018)	39.3%
(-) Renegotiated loans overdue up to 30 days [(2)]	(12,684)	2,249	17.7%	(11,266)	3,053	27.1%
Renegotiated loans overdue over 30 days [(2)]	23,235	(10,241)	44.1%	16,785	(7,965)	47.5%

(1) The amounts related to renegotiated loans up to 30 days of the Lease Portfolio are: R$ 146 (R$ 98 at 12/31/2019).

(2) Delays determined upon renegotiation.

e) Restricted operations on assets

See below the information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	12/31/2020			12/31/2019	01/01 to 12/31/2020	01/01 to 12/31/2019
	31 - 180	Over 365 days	Total	Total	Income (expenses)	Income (expenses)
Restricted operations on assets						
Loan operations	-	6,784	6,784	8,734	1,965	668
Liabilities - restricted operations on assets						
Foreign borrowing through securities	-	6,784	6,784	8,739	(1,963)	(668)
Net revenue from restricted operations					**2**	**-**

At 12/31/2020 and 12/31/2019 there were no balances in default.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 4.33

f) Operations of sale or transfers and acquisition of financial assets

ITAÚ UNIBANCO HOLDING PRUDENTIAL carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	12/31/2020				12/31/2019			
	Assets		Liabilities (1)		Assets		Liabilities (1)	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	315	326	313	324	1,244	1,282	1,243	1,281
Working capital	1,297	1,299	1,310	1,312	1,211	1,213	1,207	1,208
Other (2)	-	-	-	-	-	-	1	1
Total	**1,612**	**1,625**	**1,623**	**1,636**	**2,455**	**2,495**	**2,451**	**2,490**

(1) Under Other sundry liabilities.
(2) Assignment of operations that had already been written down to losses.

From 01/01 to 12/31/2020 operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 309, net of the Provision for Loan Losses (R$ 403 from 01/01 to 12/31/2019).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 4.34

g) Payroll funding 12/31/2020 Risk levels AA A B C D E F G H Total Payroll funding 528 421 532 914 488 14 34 3 4 2,938 Existing allowance (1) — (1) (4) (7) (1) (3)—(1) (17) (1) Provision recognized on the loan portion which risk is of ITAÚ UNIBANCO HOLDING PRUDENTIAL, i.e., 15% of the loan portfolio. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.35

Note 7 – Funding, borrowing and onlending

a) Summary

	12/31/2020					12/31/2019
	0-30	31-180	181-365	Over 365 days	Total	Total
Deposits	371,219	81,052	60,018	302,400	814,689	518,682
Deposits received under securities repurchase agreements	227,397	3,080	6,877	48,326	285,680	270,248
Funds from acceptance and issuance of securities	1,978	20,477	19,872	94,311	136,638	143,569
Borrowing and onlending	8,140	30,176	21,777	23,107	83,200	76,393
Subordinated debt	6,657	-	5,468	62,791	74,916	59,462
Total	**615,391**	**134,785**	**114,012**	**530,935**	**1,395,123**	**1,068,354**
% per maturity term	44.1	9.7	8.2	38.0	100.0	
Total – 12/31/2019	**524,229**	**105,090**	**68,555**	**370,480**	**1,068,354**	
% per maturity term	49.1	9.8	6.4	34.7	100.0	

b) Deposits

	12/31/2020					12/31/2019
	0-30	31-180	181-365	Over 365 days	Total	Total
Interest-bearing deposits	**235,839**	**81,052**	**60,018**	**302,400**	**679,309**	**435,838**
Time deposits	55,883	79,220	59,145	302,155	496,403	288,255
Savings accounts	179,476	-	-	-	179,476	144,563
Interbanks	480	1,832	873	245	3,430	3,021
Non-interest bearing deposits	**135,380**	**-**	**-**	**-**	**135,380**	**82,844**
Demand deposits	135,309	-	-	-	135,309	82,834
Other deposits	71	-	-	-	71	9
Total	**371,219**	**81,052**	**60,018**	**302,400**	**814,689**	**518,682**
% per maturity term	45.6	9.9	7.4	37.1	100.0	
Total – 12/31/2019	**273,099**	**40,515**	**22,910**	**182,158**	**518,682**	
% per maturity term	52.7	7.8	4.4	35.1	100.0	

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020

4.36

c) Deposits received under securities repurchase agreements 12/31/2020 12/31/2019 0—30 31—180 181—365 Over 365 days Total Total Own portfolio 45,014 2,180 5,707 708 53,609 75,409 Government securities 24,032—4,915—28,947 51,509 Corporate Securities 20,762 11 — 20,773 17,665 Own issue 218 1,304 522 164 2,208 5,667 Foreign 2 865 270 544 1,681 568 Third-party portfolio 156,602 ——156,602 148,021 Free portfolio 25,781 900 1,170 47,618 75,469 46,818 Total 227,397 3,080 6,877 48,326 285,680 270,248 % per maturity term 79.6 1.1 2.4 16.9 100.0 Total – 12/31/2019 231,312 4,312 1,700 32,924 270,248 % per maturity term 85.6 1.6 0.6 12.2 100.0 Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.37

d) Funds from acceptance and issuance of securities

	12/31/2020					12/31/2019
	0-30	31-180	181-365	Over 365 days	Total	Total
Real estate, mortgage, credit and similar notes	**1,675**	**18,230**	**15,196**	**38,007**	**73,108**	**98,593**
Financial bills	178	11,165	10,556	21,690	43,589	65,433
Real estate credit bills	14	1,466	1,119	1,606	4,205	7,636
Rural credit bills	1,483	5,599	3,084	4,119	14,285	21,204
Guaranteed real estate bills	-	-	437	10,592	11,029	4,320
Foreign securities	**275**	**1,999**	**4,374**	**55,923**	**62,571**	**43,866**
Brazil risk note programme	1	526	259	12,262	13,048	5,352
Structure note issued	197	981	643	4,399	6,220	5,253
Bonds	-	213	3,137	28,589	31,939	24,762
Fixed rate notes	72	117	-	6,496	6,685	5,193
Eurobonds	2	-	-	51	53	116
Mortgage notes	1	1	3	217	222	211
Other	2	161	332	3,909	4,404	2,979
Funding from Structured Operations Certificates (*)	**28**	**248**	**302**	**381**	**959**	**1,110**
Total	**1,978**	**20,477**	**19,872**	**94,311**	**136,638**	**143,569**
% per maturity term	1.5	15.0	14.5	69.0	100.0	
Total – 12/31/2019	**4,293**	**31,402**	**15,657**	**92,217**	**143,569**	
% per maturity term	3.0	21.9	10.9	64.2	100.0	

(*) As of 12/31/2020, the market value of the funding from Structured Operations Certificates issued is R$ 1,018 (R$ 1,204 at 12/31/2019).

Guaranteed Real Estate Notes

Guaranteed Real Estate Bills (LIGs) are registered, transferrable and free trade credit securities, that are guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system.

The "Instrument of LIG Issue", which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores, section Menu / Relatórios / Letra Imobiliária Garantida (LIG).

I – Breakdown of Asset Portfolio

The credit portfolio linked to LIGs corresponds to 0.65% of ITAÛ UNIBANCO HOLDING PRUDENTIAL's total assets. Its composition is presented in the table below. Further details are available in the Statement of Asset Portfolio – SAP, in section Menu / Relatórios / Letra Imobiliária Garantida (LIG).

	12/31/2020	12/31/2019
Real state loans	12,286	5,002
Government securities - Brazil	2	287
Total asset portfolio	**12,288**	**5,289**
Total adjusted asset portfolio	**12,287**	**5,275**
Liabilities for issue of LIGs	**11,029**	**4,320**
Remuneration of the Fiduciary Agent	**1**	**-**

II - Requirements of asset portfolio

	12/31/2020	12/31/2019
Breakdown	**100.0%**	**94.8%**
Sufficiency		
Notional amount	111.4%	122.1%
Present value under stress	111.5%	124.7%
Weighted average term		
Of the asset portfolio	138.8 monthly	118.5 monthly
Of outstandings LIGs	47.1 monthly	32.4 monthly
Liquidity		
Net assets	2	287

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 4.38

e) Borrowing and onlending 12/31/2020 12/31/2019 0-30 31-180 181-365 Over 365 days Total Total Borrowing 7,849 28,702 19,871 15,322 71,744 64,745 In Brazil 1,809 ——1,809 2,301 Foreign (*) 6,040 28,702 19,871 15,322 69,935 62,444 Onlending—Domestic – official institutions 291 1,474 1,906 7,785 11,456 11,648 BNDES 137 724 940 4,978 6,779 5,091 FINAME 154 693 758 2,342 3,947 5,727 Other—57 208 465 730 830 Total 8,140 30,176 21,777 23,107 83,200 76,393 % per maturity term 9.8 36.3 26.2 27.7 100.0 Total – 12/31/2019 6,280 27,130 30,386 12,597 76,393 % per maturity term 8.2 35.5 39.8 16.5 100.0 (*) Foreign borrowing are basically represented by foreign exchange transactions related to export pre-financing and import financing. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.39

f) Subordinated debt, including perpetual debts

	12/31/2020					12/31/2019
	0-30	31-180	181-365	Over 365	Total	Total
Financial bills	-	-	15	5,521	5,536	5,089
Euronotes	6,657	-	5,455	23,869	35,981	31,952
(-) Transaction costs incurred (Note 3b)	-	-	(2)	(17)	(19)	(26)
Bonds	-	-	-	7,921	7,921	5,795
Debt instruments eligible as capital	-	-	-	25,497	25,497	16,652
Grand total	**6,657**	**-**	**5,468**	**62,791**	**74,916**	**59,462**
% per maturity date	8.9	0.0	7.3	83.8	**100.0**	
Total – 12/31/2019	**2**	**4,097**	**-**	**55,363**	**59,462**	
% per maturity date	0.0	6.9	0.0	93.1	**100.0**	

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 4.40

Description

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	12/31/2020	12/31/2019
Subordinated financial bills - BRL (*)						
	1	2012	2020	111% of CDI	-	2
	20	2012	2020	IPCA + 6% to 6.17%	-	49
	6	2011	2021	109.25% to 110.5% of CDI	14	14
	2,307	2012	2022	IPCA + 5.15% to 5.83%	5,484	4,994
	20			IGPM + 4.63%	38	30
				Total	**5,536**	**5,089**
Subordinated euronotes - USD (*)						
	1,000	2010	2020	6.2%	-	4,048
	1,000		2021	5.75%	5,361	4,153
	749	2011	2021	5.75% to 6.2%	3,891	3,033
	550	2012	2021	6.2%	2,858	2,217
	1,258		2022	5.5% to 5.65%	13,839	10,775
	1,870		2023	5.13%	9,762	7,578
	14	2017		6.12%	97	81
	10	2018		6.5%	51	41
	8	2019	2029	4.5%	50	-
	9	2020	Perpetual	4.6%	53	-
				Total	**35,962**	**31,926**
Subordinated bonds - CLP	27,776	1997	2022	7.45% to 8.30%	74	78
	180,350	2008	2033	3.50% to 4.92%	1,515	1,099
	97,962	2009	2035	4.75%	1,135	814
	1,060,250	2010	2032	4.35%	111	79
	1,060,250		2035	3.90% to 3.96%	255	182
	1,060,250		2036	4.48%	885	868
	1,060,250		2038	3.9%	1,215	632
	1,060,250		2040	4.15% to 4.29%	682	487
	1,060,250		2042	4.45%	332	237
	57,168	2014	2034	3.8%	434	309
				Total	**6,638**	**4,785**
Subordinated bonds - COP	104,000	2013	2023	IPC + 2%	160	132
	146,000		2028	IPC + 2%	224	182
	689,272	2014	2024	LIB	899	696
				Total	**1,283**	**1,010**
Debt instruments eligible as capital - USD						
	1,230	2017	Perpetual	6.12%	6,413	4,974
	740	2018	Perpetual	6.5%	3,916	3,038
	740	2019	2029	4.5%	3,865	3,038
	690	2020	Perpetual	4.6%	3,643	-
				Total	**17,837**	**11,050**
Debt instruments eligible as capital - BRL						
	2,125	2019	Perpetual	114 % of SELIC	2,143	2,265
	925			SELIC + 1.17% to 1.19%	963	989
	50		2028	CDI + 0.72%	52	50
	2,280		2029	CDI + 0.75%	2,379	2,298
	450	2020	2029	CDI + 2%	452	-
	106		2030	IPCA+ 4.64%	109	-
	1,555		2030	CDI + 2%	1,562	-
				Total	**7,660**	**5,602**
Total					**74,916**	**59,462**

(*) Reference Equity at 12/31/2020, includes subordinated debts approved by BACEN prior to Resolution 4,192, of March 1, 2013, in the amount of R$ 40,499 (R$ 36,627 at 12/31/2019).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 4.41

Note 8 – Contingent Assets and Liabilities, Legal Obligations and Tax and Social Security Obligations In the ordinary course of its business, ITAÚ UNIBANCO HOLDING PRUDENTIAL may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. I- Civil lawsuits: In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING PRUDENTIAL, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plants implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING PRUDENTIAL recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING PRUDENTIAL has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to increase the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.42

II- Labor claims

Provisions for contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit.

III- Other Risks

These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

Below are the changes in civil, labor and other Risks provisions:

	12/31/2020				12/31/2019
	Civil	Labor	Other Risks	Total	Total
Opening balance - 01/01	**3,561**	**8,497**	**975**	**13,033**	**11,630**
(-) Provisions guaranteed by indemnity clauses (Note 3m)	(216)	(977)	-	(1,193)	(1,179)
Subtotal	**3,345**	**7,520**	**975**	**11,840**	**10,451**
Monetary restatement/charges	192	479	-	671	1,135
Changes in the period reflected in results	874	2,098	547	3,519	4,265
Increase (*)	1,162	2,278	550	3,990	4,898
Reversal	(288)	(180)	(3)	(471)	(633)
Payment	(1,174)	(3,089)	(39)	(4,302)	(4,011)
Subtotal	**3,237**	**7,008**	**1,483**	**11,728**	**11,840**
(+) Provisions guaranteed by indemnity clauses (Note 3m)	216	943	-	1,159	1,193
Closing balance	**3,453**	**7,951**	**1,483**	**12,887**	**13,033**
Closing balance at 12/31/2019	**3,561**	**8,497**	**975**	**13,033**	

(*) At 12/31/2019 includes the effects of the Voluntary Severance Program.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 4.43

IV- Tax and social security obligations

Tax provisions correspond to the principal amount of taxes involved in administrative or judicial tax arguments, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the changes in the provisions:

	12/31/2020			12/31/2019
	Legal obligation (Note 10c)	Tax and Social Security Obligations	Total	Total
Opening balance - 01/01	**4,332**	**3,127**	**7,459**	**6,045**
(-) Provisions guaranteed by indemnity clauses (Note 3m)	-	(68)	(68)	(68)
Subtotal	**4,332**	**3,059**	**7,391**	**5,977**
Monetary restatement / charges	57	151	208	638
Changes in the period reflected in results	59	10	69	924
Increase	88	45	133	1,020
Reversal	(29)	(35)	(64)	(96)
Payment	(1,372)	(346)	(1,718)	(150)
Subtotal	**3,076**	**2,874**	**5,950**	**7,389**
(+) Provisions guaranteed by indemnity clauses (Note 3m)	-	71	71	70
Closing balance	**3,076**	**2,945**	**6,021**	**7,459**
Closing balance at 12/31/2019	**4,332**	**3,127**	**7,459**	

The main discussions related to Tax and Social Security Obligations are described below:

- INSS – Non-compensatory Amounts – R$ 1,729: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the court deposit is R$ 980;

- PIS and COFINS – Calculation basis – R$ 619: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the court deposit is R$ 618;

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 4.44

c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,172 (R$ 3,988 at 12/31/2019), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 388 (R$ 251 at 12/31/2019). II- Tax and Social Security Obligations: The tax and social security obligations of possible loss totaled R$ 28,993 R$ 26,658 at 12/31/2019), and the main cases are described below: · INSS – Non-compensatory amounts – R$ 6,223: defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,857: the deductibility of funding expenses (DI), related to funds that were capitalized between Group companies, is being challenged; · ISS – Banking Activities – R$ 3,922: the levy and/or payment place of ISS for certain banking revenues are discussed; · IRPJ and CSLL – Goodwill – Deduction – R$ 3,398: the deductibility of goodwill with future expected profitability on the acquisition of investments; · IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed—R$ 1,384: cases in which the liquidity and the ability of offset credits are discussed; · PIS and COFINS—Reversal of Revenues from Depreciation in Excess – R$ 1,346: discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations; · IRPJ and CSLL – Disallowance of Losses – R$ 1,163: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision. · IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 656: assessments to require thepayment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.45

d) Accounts receivables – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 907 (R$ 971 at 12/31/2019) (Note 9a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims.

e) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING PRUDENTIAL and basically consist of:

	12/31/2020				12/31/2019
	Civil	Labor	Tax	Total	Total
Deposits in guarantee (Note 9a)	1,435	2,089	8,277	11,801	13,627
Investment fund quotas	550	294	84	928	1,078
Surety	59	69	3,366	3,494	2,750
Insurance bond	1,808	1,181	14,282	17,271	14,060
Guarantee by government securities	10	-	235	245	92
Total	**3,862**	**3,633**	**26,244**	**33,739**	**31,607**

ITAÚ UNIBANCO HOLDING PRUDENTIAL's provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING PRUDENTIAL is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations.

Note 9 - Breakdown of accounts

a) Other receivables - Sundry

	12/31/2020	12/31/2019
Foreign exchange portfolio (Note 9b)	98,674	96,777
Escrow - contingencies, provisions and legal obligations (Note 8e)	11,801	13,627
Negotiation and intermediation of securities	28,200	26,593
Sundry - in Brazil	2,310	2,786
Income receivable	2,748	3,093
Operations without credit granting characteristics, net of provisions	3,490	3,749
Post-employment benefits plan assets (Note 17e)	585	717
Net amount receivables from reimbursement of provisions (Note 8d)	907	971
Sundry - foreign	712	631
Other	1,360	3,030
Total	**150,787**	**151,974**

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 4.46

b) Foreign exchange portfolio 12/31/2020 12/31/2019 Assets—other receivables 98,674 96,777 Exchange purchase pending settlement – foreign currency 50,639 42,595 Bills of exchange and term documents – foreign currency 18 14 Exchange sale rights – local currency 48,334 54,424 (Advances received) – local currency (317) (256) Liabilities – other liabilities (Note 2a) 99,499 98,001 Exchange sales pending settlement – foreign currency 49,522 55,077 Liabilities from purchase of foreign currency – local currency 49,713 42,720 Other 264 204 Memorandum accounts 3,624 3,201 Outstanding import credits – foreign currency 2,057 1,641 Confirmed export credits – foreign currency 1,567 1,560 c) Prepaid expenses 12/31/2020 12/31/2019 Publicity and advertising 542 531 Commissions related to software maintenance 716 528 Commissions 254 252 Related to payroll loans 38 51 Related to vehicle financing 7 21 Other 209 180 Credit Card Operating Expenses 370 956 Legal Protection Insurance 120 113 Municipal Tax 3 11 Other 554 530 Total 2,559 2,921 d) Other liabilities—Sundry 12/31/2020 12/31/2019 Foreign exchange portfolio (Note 9b) 99,499 98,001 Payment Transactions 41,808 38,566 Trading and intermediation of securities 15,043 18,045 Charging and collection of taxes and similar 216 224 Social and statutory 6,501 4,826 Transactions related to credit assignments (Note 6f) 1,623 2,451 Provisions for sundry payments 3,120 3,062 Sundry creditors—foreign 4,028 3,477 Sundry creditors—in Brazil 2,930 1,956 Personnel provision 1,807 1,602 Funds to be released 3,934 1,470 Obligations on official agreements and rendering of payment services 1,326 1,114 Liabilities from post-employment benefit plans (Note 17e) 2,151 1,800 Other 6,820 6,598 Total 190,806 183,192 Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.47

e) Commissions and Banking Fees 01/01 to 01/01 to 12/31/2020 12/31/2019 Credit and debit cards 13,816 15,494 Current account services 8,002 7,965 Asset management 6,862 6,699 Funds 6,211 5,999 Consortia 651 700 Credit operations and Financial guarantees provided 2,566 2,731 Credit operations 1,232 1,361 Financial guarantees provided 1,334 1,370 Collection services 1,799 1,855 Advisory services and Brokerage 2,867 2,440 Custody services 573 496 Other 1,898 1,696 Total 38,383 39,376 f) Personnel expenses 01/01 to 01/01 to 12/31/2020 12/31/2019 Compensation (8,526) (8,095) Employees’ profit sharing (3,809) (4,477) Social benefits (4,019) (4,270) Charges (3,232) (3,209) Labor claims and termination of employees (318) (1,436) Training (105) (172) Share-based payment (Note 13f) (241) (242) Total (20,250) (21,901) g) Other administrative expenses 01/01 to 01/01 to 12/31/2020 12/31/2019 Third-party services (5,204) (4,652) Data processing and telecommunications (4,159) (4,205) Installations (3,462) (3,490) Depreciation and amortization (3,863) (2,807) Advertising, promotions and publicity (1,053) (1,136) Financial system services (990) (827) Security (728) (742) Transportation (345) (361) Materials (321) (328) Travel expenses (79) (231) Other (*) (2,001) (1,144) Total (22,205) (19,923) (*) At 12/31/2020 comprises R$ (989) related to donations for the initiative “Todos pela Saúde” (All for Health) (Note 20d). Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.48

h) Other operating expenses 01/01 to 01/01 to 12/31/2020 12/31/2019 Selling—credit cards (4,122) (4,520) Amortization of goodwill (521) (1,214) Operations without no credit granting characteristics, net of provision (860) (693) Claims (474) (522) Refund of interbank costs (314) (333) Impairment (*) (3,119) (58) Other (1,616) (1,511) Total (11,026) (8,851) (*) The effects of impairment of goodwill and intangible assets of Itaú Corpbanca, net of tax effects and ownership interest of non-controlling shareholders total R$ (217). Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.49

Note 10 - Taxes

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%	PIS [(2)]	0.65%
Additional income tax	10.00%	COFINS [(2)]	4.00%
Social contribution on net income [(1)]	20.00%	ISS up to	5.00%

(1) Constitutional Amendment (EC) No. 103/2019: disseminated on November 12, 2019, it provides for the Social Security and other matters, also addressing the increase of the tax rate of Social Contribution on Net Income for banks set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, that was changed to 20% as from March 1, 2020. For the other financial subsidiaries and equivalent companies, the tax rate remains at 15%, and for the non-financial ones at 9%.

(2) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

a) Expenses for taxes and contributions

I - Breakdown of Income tax and social contribution calculation:

Due on operations for the period	01/01 to 12/31/2020	01/01 to 12/31/2019
Income before income tax and social contribution	**3,742**	**29,692**
Charges (income tax and social contribution) at the rates in effect	(1,684)	(11,877)
Increase/decrease to income tax and social contribution charges arising from:		
Investments in affiliates and jointly controlled entities	5,045	2,425
Foreign exchange variation on investments abroad	5,908	618
Interest on capital	2,786	3,037
Other nondeductible expenses net of non taxable income [(*)]	(18,994)	(2,743)
Income tax and social contribution expenses	**(6,939)**	**(8,540)**
Related to temporary differences		
Increase / (reversal) for the period	19,370	6,044
Increase / (reversal) of prior periods	-	(89)
(Expenses)/Income from deferred taxes	**19,370**	**5,955**
Total income tax and social contribution expenses	**12,431**	**(2,585)**

(*) Includes temporary (additions) and exclusions.

II - Tax expenses:

	01/01 to 12/31/2020	01/01 to 12/31/2019
PIS and COFINS	(3,450)	(5,056)
ISS	(1,329)	(1,373)
Other	(892)	(561)
Total	**(5,671)**	**(6,990)**

III- Tax effects of foreign exchange management of investments abroad

In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING PRUDENTIAL carries out derivative transactions in foreign currency (hedging), as mentioned in Note 20b.

The results of these transactions are included in the calculation base of income tax and social contribution, in accordance with their nature, but the foreign exchange variations on investments abroad are not included, pursuant to the tax legislation.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 4.50

b) Deferred taxes

I - The Deferred Tax Assets balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Origin		Deferred Tax Assets			
	12/31/2020	12/31/2019	12/31/2019	Realization / Reversal	Increase	12/31/2020
Reflected in income			**42,579**	**(10,046)**	**28,024**	**60,557**
Provision for loan losses	73,403	59,920	25,921	(3,885)	9,518	31,554
Related to tax losses and social contribution loss carryforwards			1,418	(334)	2,905	3,989
Provision for profit sharing	4,206	4,964	2,089	(2,089)	1,845	1,845
Provision for devaluation of securities with permanent impairment	3,436	3,019	1,359	(729)	916	1,546
Adjustments to fair value of Trading securities and Derivative financial instruments	17,078	153	68	(68)	8,516	8,516
Adjustments of operations carried out on the futures settlement market	115	191	88	(88)	56	56
Goodwill on purchase of investments	688	1,206	302	(5)	-	297
Provision	13,052	13,781	6,020	(2,034)	1,685	5,671
Civil lawsuits	3,237	3,345	1,390	(536)	457	1,311
Labor claims	6,870	7,309	3,223	(1,327)	1,139	3,035
Tax and social security obligations	2,945	3,127	1,407	(171)	89	1,325
Legal liabilities	1,652	1,510	660	(18)	85	727
Other non-deductible provisions	14,310	10,656	4,654	(796)	2,498	6,356
Reflected in stockholders' equity			**1,758**	**(512)**	**157**	**1,403**
Adjustments to fair value of available for sale securities	3	94	43	(38)	-	5
Cash flow hedge	1,685	2,641	1,315	(474)	-	841
Post-employment benefits	1,240	891	400	-	157	557
Total (1) (2)	**130,868**	**99,026**	**44,337**	**(10,558)**	**28,181**	**61,960**
Social contribution for offsetting arising from Option established in article 8° of Provisional Measure n°. 2,158-35 of August 24, 2001			**62**	**-**	**3**	**65**

(1) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

(2) At 12/31/2019, the deferred tax asset balance comprises its annual revaluation and effects caused by EC 103/19 in tax rate of the Social Contribution on Net Income (CSLL), which was increased from 15% to 20%, reaching the provisions set forth in item I of paragraph 1st of article 1st of Supplementary Law No. 105, of January 10, 2001, totaling R$ 2,797.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020

4.51

II—The Deferred Tax Liabilities balance and the changes therein changes are shown as follows: Realization / 12/31/2019 Increase 12/31/2020 Reversal Reflected in income 5,239 (3,302) 891 2,828 Depreciation in excess – leasing 202 (57)—145 Restatement of escrow deposits for legal obligations and provision 1,397 (113) 3 1,287 Post-employment benefits 282 (111) 9 180 Adjustments to fair value of trading securities and derivative financial instruments 1,256 (1,256) 145 145 Adjustments of operations carried out on the futures settlement market 1,460 (1,460) 488 488 Other 642 (305) 246 583 Reflected in stockholders’ equity 43 (8) 188 223 Adjustments to fair value of available for sale securities 34 (2) 188 220 Post-employment benefits 9 (6)—3 Total 5,282 (3,310) 1,079 3,051 Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.52

III - The estimate of realization and present value of deferred tax assets and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Deferred tax liabilities existing are:

	Deferred tax assets											
Year of realization	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%	Social contribution for offsetting	%	Deferred Tax Liabilities	%	Net deferred taxes	%
2021	11,345	19%	776	19%	12,121	19%	65	100%	(177)	6%	12,009	20%
2022	17,155	30%	400	10%	17,555	28%	-	0%	(498)	16%	17,057	29%
2023	16,040	28%	381	10%	16,421	27%	-	0%	(154)	5%	16,267	28%
2024	3,280	6%	446	11%	3,726	6%	-	0%	(92)	3%	3,634	6%
2025	2,565	4%	476	12%	3,041	5%	-	0%	(86)	3%	2,955	5%
after 2025	7,586	13%	1,510	38%	9,096	15%	-	0%	(2,044)	67%	7,052	12%
Total	**57,971**	**100%**	**3,989**	**100%**	**61,960**	**100%**	**65**	**100%**	**(3,051)**	**100%**	**58,974**	**100%**
Present value (*)	**55,438**		**3,719**		**59,157**		**64**		**(2,773)**		**56,448**	

(*) The average funding rate, net of tax effects, was used to determine the present value.

Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and other factors, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income.

IV - At 12/31/2020, deferred tax assets not accounted for correspond to R$ 780 and result from Management's evaluation of their perspectives of realization in the long term (R$ 605 at 12/31/2019).

c) Current tax liabilities

	12/31/2020	12/31/2019
Taxes and contributions on income payable	1,317	3,864
Other Taxes and Contributions payable	2,158	2,419
Legal liabilities (Note 8b IV)	3,076	4,332
Total	**6,551**	**10,615**

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.53

Note 11 – Fixed assets

Fixed assets (*)	Fixed assets under construction	Real estate		Other Fixed Assets					Total
		Land	Buildings	Improvements	Installations	Furniture and equipment	Data processing systems	Other (communication, security and transportation)	
Annual depreciation rates			4%	10%	10% to 20%	10% to 20%	20% to 50%	10% to 20%	
Cost									
Balance at 12/31/2019	**681**	**562**	**2,434**	**2,483**	**1,677**	**1,152**	**7,111**	**1,328**	**17,428**
Acquisitions	425	1	37	33	59	75	960	69	1,659
Disposals	(29)	(8)	(52)	(323)	(29)	(98)	(470)	(25)	(1,034)
Exchange variation	-	4	21	189	27	81	150	13	485
Transfers	(554)	-	162	297	78	4	9	-	(4)
Other	-	1	(61)	45	(3)	4	230	14	230
Balance at 12/31/2020	**523**	**560**	**2,541**	**2,724**	**1,809**	**1,218**	**7,990**	**1,399**	**18,764**
Depreciation									
Balance at 12/31/2019	-	-	**(1,381)**	**(1,689)**	**(1,101)**	**(817)**	**(5,532)**	**(978)**	**(11,498)**
Depreciation expenses	-	-	(68)	(282)	(144)	(81)	(775)	(122)	(1,472)
Disposals	-	-	29	316	25	87	417	21	895
Exchange variation	-	-	(4)	(101)	(19)	(48)	(116)	(10)	(298)
Other	-	-	21	(43)	30	(38)	(208)	(13)	(251)
Balance at 12/31/2020	-	-	**(1,403)**	**(1,799)**	**(1,209)**	**(897)**	**(6,214)**	**(1,102)**	**(12,624)**
Impairment									
Balance at 12/31/2019	-	-	-	-	-	-	**(27)**	-	**(27)**
Increase	-	-	(3)	(112)	(2)	(3)	-	-	(120)
Reversals	-	-	-	-	-	-	-	-	-
Balance at 12/31/2020	-	-	**(3)**	**(112)**	**(2)**	**(3)**	**(27)**	-	**(147)**
Book value									
Balance at 12/31/2020	**523**	**560**	**1,135**	**813**	**598**	**318**	**1,749**	**297**	**5,993**
Balance at 12/31/2019	**681**	**562**	**1,053**	**794**	**576**	**335**	**1,552**	**351**	**5,904**

(*) The contractual commitments for the purchase of the fixed assets totaled R$ 36,achievable by 2024.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020

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Note 12 - Goodwill and Intangible assets

	Goodwill and intagible from acquisition	Intangible assets				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [1]	
Annual amortization rates	Up to 20%	8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2019	**21,487**	**2,508**	**5,724**	**5,706**	**2,898**	**38,323**
Acquisitions	-	-	795	1,948	541	3,284
Disposals	-	-	(1,121)	(18)	(137)	(1,276)
Exchange variation	2,626	320	896	-	232	4,074
Other	333	(16)	(25)	-	(333)	(41)
Balance at 12/31/2020	**24,446**	**2,812**	**6,269**	**7,636**	**3,201**	**44,364**
Amortization						
Balance at 12/31/2019	**(15,854)**	**(1,048)**	**(3,077)**	**(2,487)**	**(1,217)**	**(23,683)**
Amortization expenses [2]	(1,138)	(174)	(811)	(778)	(454)	(3,355)
Disposals	-	-	833	-	136	969
Exchange variation	(1,023)	(127)	(448)	-	(174)	(1,772)
Other	(333)	11	(1)	-	331	8
Balance at 12/31/2020	**(18,348)**	**(1,338)**	**(3,504)**	**(3,265)**	**(1,378)**	**(27,833)**
Impairment (Note 9h)						
Balance at 12/31/2019	**-**	**-**	**(171)**	**(370)**	**-**	**(541)**
Increase	(2,235)	(789)	(33)	(13)	-	(3,070)
Reversals	-	-	-	-	-	-
Balance at 12/31/2020	**(2,235)**	**(789)**	**(204)**	**(383)**	**-**	**(3,611)**
Book value						
Balance at 12/31/2020	**3,863**	**685**	**2,561**	**3,988**	**1,823**	**12,920**
Balance at 12/31/2019	**5,633**	**1,460**	**2,476**	**2,849**	**1,681**	**14,099**

(1) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (594) (R$ (516) from 01/01 to 12/31/2019) are disclosed in the expenses on financial operation.

Goodwill and Intangible Assets from Aquisition are mainly represented by Itaú Corpbanca's goodwill in the amount of R$ 3,707.

ITAÚ UNIBANCO HOLDING PRUDENTIAL recognized adjustments to the recoverable amount of goodwill and intangible assets related to Itaú Corpbanca, in the amounts of R$ 2,235 and R$ 789. The value in use of the Cash Generating Unit (CGU) in which Itáu Corpbanca is allocated was considered and cash flows were based on the result of June 2020 and internal projects of results until 2025.

The adjustment to recoverable amount results from economic conditions at June 30, 2020, of Itaú Corpbanca's market capitalization, discount rates applicable and other changes in variables triggered by the current uncertain macroeconomic condition that, when combined, resulted in a CGU amount lower than its book value. The discount rates used for the impairment test were 10.4% for operations in Chile and 12.3% for operations in Colombia, determined by the cost of capital calculated based on CAPM model. Long-term interest rates considered were 5.2% p.a. and 6.5% p.a. for Chile and Colombia, respectively. The most sensitive assumptions are cost of capital and perpetuity growth rate.

Impairment was recognized in the Consolidated Statement of Income under Other operating expenses (Note 9h).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020

4.55

Note 13 – Stockholders' equity

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in an eventual transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

	12/31/2020			
	Number			Amount
	Common	Preferred	Total	
Residents in Brazil at 12/31/2019	4,931,023,416	1,665,657,332	6,596,680,748	65,366
Residents abroad at 12/31/2019	27,266,943	3,180,187,657	3,207,454,600	31,782
Shares of capital stock at 12/31/2019	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Shares of capital stock at 12/31/2020	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Residents in Brazil at 12/31/2020	4,929,824,281	1,820,159,657	6,749,983,938	66,885
Residents abroad at 12/31/2020	28,466,078	3,025,685,332	3,054,151,410	30,263
Treasury shares at 12/31/2019 (1)	-	**58,533,585**	**58,533,585**	**(1,274)**
Result of delivery of treasure shares	-	(16,855,133)	(16,855,133)	367
Treasury shares at 12/31/2020 (1)	-	**41,678,452**	**41,678,452**	**(907)**
Outstanding shares at 12/31/2020	**4,958,290,359**	**4,804,166,537**	**9,762,456,896**	
Outstanding shares at 12/31/2019	**4,958,290,359**	**4,787,311,404**	**9,745,601,763**	

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market.

Below is the average cost of treasury shares and their market price in reais. In 2020, there was none acquisition of treasury shares.

	01/01 to 12/31/2020	
Cost / Market value	**Common**	**Preferred**
Average cost	-	21.76
Market value at 12/31/2020	27.93	31.63

b) Dividends - ITAÚ UNIBANCO HOLDING

Shareholders are entitled to a minimum mandatory dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

I - Breakdown of dividends and interest on capital

	12/31/2020
Net income - ITAÚ UNIBANCO HOLDING	18,961
Adjustments:	
(-) Legal reserve - 5%	(948)
Dividend calculation basis	18,013
Minimun mandatory dividend - 25%	4,503
Dividend and Interest on Capital Paid / Accrued	4,503

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 4.56

II – Stockholders' yields

	Gross value per share (R$)	Gross	WHT (With holding tax)	Net
Paid / Prepaid		**2,127**	**(78)**	**2,049**
Dividends -11 monthly installments paid from February to December 2020	0.0150	1,610	-	1,610
Interest on capital - paid on 08/26/2020	0.0450	517	(78)	439
Accrued (Recorded in Other Liabilities – Social and Statutory)		**2,861**	**(407)**	**2,454**
Dividends - 1 monthly installment paid on 01/04/2021	0.0150	146	-	146
Interest on capital - credited on December 17, 2020 to be paid until April 30, 2021	0.0544	624	(93)	531
Interest on capital - credited on January 28, 2021 to be paid until April 30, 2021	0.0426	490	(74)	416
Dividends or Interest on capital	0.1394	1,601	(240)	1,361
Total from 01/01 to 12/31/2020		**4,988**	**(485)**	**4,503**
Total from 01/01 to 12/31/2019		**19,597**	**(820)**	**18,777**

c) Capital reserves and profit reserves

	12/31/2020	12/31/2019
Capital reserves	**2,323**	**1,979**
Premium on subscription of shares	284	284
Share-based payment plan	2,038	1,694
Reserves from tax incentives and restatement of equity securities and other	1	1
Profit reserves	**40,434**	**36,414**
Legal [1]	12,339	11,404
Profit [2]	28,095	15,199
Special revenue reserves [3]	-	9,811

(1) It purpose is to ensure the integrity of capital, compensate loss or increase capital.

(2) Its main purpose is to ensure the remuneration flow to shareholders.

(3) Refers to Dividends or Interest on Capital declared after 12/31/2020 and 12/31/2019.

d) Reconciliation of net income and stockholders' equity (Note 2b)

	Net income		Stockholders' equity	
	01/01 to 12/31/2020	01/01 to 12/31/2019	12/31/2020	12/31/2019
ITAÚ UNIBANCO HOLDING	**18,961**	**26,712**	**136,699**	**132,244**
Amortization of goodwill	(30)	10	2	1
Hedge of net investments in foreign operations	(241)	(185)	1	1
ITAÚ UNIBANCO HOLDING PRUDENTIAL	**18,690**	**26,537**	**136,702**	**132,246**

e) Non-controlling interests

	Stockholders' equity		Net Income	
	12/31/2020	12/31/2019	01/01 to 12/31/2020	01/01 to 12/31/2019
Itaú CorpBanca	9,391	9,767	2,801	15
Itaú CorpBanca Colombia S.A.	502	403	-	(29)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	576	487	(119)	(140)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento	456	420	(49)	(44)
Other	38	33	(7)	(13)
Total	**10,963**	**11,110**	**2,626**	**(211)**

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 4.57

f) Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on stock-based payment plans are presented in the table below: 01/01 to 01/01 to 12/31/2020 12/31/2019 Partner Plan (Note 9f) (241) (242) Share-based plan (489) (384) Total (730) (626) l – Partner Plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations. The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. Change in the Partner Program 01/01 to 01/01 to 12/31/2020 12/31/2019 Quantity Quantity Opening balance 39,305,211 48,871,182 New 10,488,126 8,096,700 Delivered (11,408,109) (15,627,167) Cancelled (2,093,468) (2,035,504) Closing balance 36,291,760 39,305,211 Weighted average of remaining contractual life (years) 1.69 1.59 Market value weighted average (R$) 23.37 25.49 Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.58

II—Variable Compensation In this plan, 50% of variable compensation of managers is paid in cash and 50% is paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third per year, will be contingent upon the executive’s permancence in the institution. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in share-based variable compensation 01/01 to 01/01 to 12/31/2020 12/31/2019 Quantity Quantity Opening balance 20,220,934 25,016,145 New 18,329,108 9,794,250 Delivered (10,574,321) (14,237,280) Cancelled (568,490) (352,181) Closing balance 27,407,231 20,220,934 Market value weighted average (R$) 31.22 37.55 Ill – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING had a Stock Option Plan (“Simple Options”), which was discontinued, and the last options were vested in 2019. Simple options have the following characteristics: a) Exercise price: calculated as the average price of shares in the last three months of the year prior to the grant date. The prices determined are inflation-adjusted to the last business day of the month prior to the option exercise date in line with the IGP-M inflation index or, in its absence, an index to be determined internally, and must be paid according to the regulations for the settlement of trading on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally five years. Change in the Simple options plan 01/01 to 12/31/2020 01/01 to 12/31/2019 Weighted Weighted Quantity average Quantity average exercise price exercise price Opening balance — 3,089,599 22.11 Options vested at the end of the period — 3,089,599 22.11 Options: Canceled / Forfeited (*) — (72,318) 24.36 Exercised — (3,017,281) 22.68 Closing balance — — Options vested at the end of the period — — Range of exercise prices—22.95 Weighted average of the remaining contractual life (in years) — Market value weighted average (R$)—36.34 (*) Refers to non-vesting based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.59

Note 14 – Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (Note 2b), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The associates, subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Copagaz – Distribuidora de Gás S.A. and Alpargatas S.A.; · Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc.; · Itaú Seguros S.A., Itaú Vida e Previdência S.A. and Cia. Itaú de Capitalização, companies in the insurance, pension plan and capitalization sectors; · Pension Plans: Fundação Itaú Unibanco—Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING PRUDENTIAL, created exclusively for employees; · Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING PRUDENTIAL its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups; · Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure: Fundação Itaú para a Educação e Cultura – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society. Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.60

a) Transactions with related parties:

	Annual rate	Assets / (Liabilities)		Revenues / (Expenses)	
		12/31/2020	12/31/2019	01/01 to 12/31/2020	01/01 to 12/31/2019
Interbank investments		**18,539**	**1,000**	**63**	**58**
Other	1.90%	18,539	1,000	63	58
Securities and derivative financial instruments (assets and liabilities)		**1,609**	**-**	**(7)**	**2**
Copagaz - Distribuidora de Gás S.A.	CDI + 1.70%	950	-	1	-
Itaúsa S.A.	CDI + 2.40%	771	-	1	-
Other	75% a 96% CDI	(112)	-	(9)	2
Loan operations		**591**	**86**	**57**	**6**
Alpargatas S.A.	2.50% to 6% / SELIC + 2.35% / CDI + 3.85% to 3.95%	65	30	36	1
Duratex S.A.	CDI + 1.45%	515	-	19	-
Other	113% CDI	11	56	2	5
Foreign exchange portfolio (assets and liabilities)		**34**	**21**	**34**	**21**
Itaú Europa Luxembourg S.A.		34	21	34	21
Deposits received under securities repurchase agreements		**(5,304)**	**(783)**	**(27)**	**(40)**
Alpargatas S.A.	95% to 101% CDI	(107)	(4)	(11)	-
ITB Holding Brasil Participações Ltda.	100% SELIC	(4,915)	-	(6)	-
Duratex S.A.	78% to 99% CDI	(49)	(43)	(2)	(2)
Other	100% SELIC / 100% CDI	(233)	(736)	(8)	(38)
Deposits		**(5,142)**	**(11,089)**	**(263)**	**(456)**
Itauseg Participações S.A.	100% CDI	(838)	(5,817)	(155)	(239)
Itaú Corretora de Seguros S.A.	100% CDI	(1,044)	(812)	(26)	(34)
Itaú Rent Administração e Participações Ltda.	100% CDI	(864)	(740)	(21)	(38)
Other	100% CDI	(2,396)	(3,720)	(61)	(145)
Amounts receivable (payable) / Commissions and banking fees, Administrative expenses and/or Other operational		**(150)**	**(292)**	**(41)**	**282**
Itaú Seguros S.A.		(117)	(120)	407	426
Fundação Itaú Unibanco - Previdência Complementar		(93)	(93)	30	31
ConectCar Soluções de Mobilidade Eletrônica S.A.		(46)	(46)	7	7
Other		106	(33)	(485)	(182)
Rent		**-**	**-**	**(261)**	**(287)**
Itaú Rent Administração e Participações Ltda.		-	-	(154)	(163)
Itaú Seguros S.A.		-	-	(37)	(36)
Fundação Itaú Unibanco - Previdência Complementar		-	-	(28)	(32)
Other		-	-	(42)	(56)
Sponsorship		**12**	**29**	**(16)**	**(15)**
Associação Cubo Coworking Itaú		12	29	(16)	(14)
Other		-	-	-	(1)
Donation		**(500)**	**-**	**(826)**	**(25)**
Fundação Itaú para Educação e Cultura		(500)	-	(826)	(25)

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING PRUDENTIAL in the period correspond to:

	01/01 to 12/31/2020	01/01 to 12/31/2019
Fees	(575)	(495)
Profit sharing	(109)	(359)
Post-employment benefits	(9)	(6)
Share-based payment plan	(228)	(224)
Total	**(921)**	**(1,084)**

Total amounts related to stock-based compensation plan, personnel expenses and post-employment benefits are detailed in Notes 13f, 9f and 17, respectively.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 4.61

Note 15 – Fair value of financial instruments

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument.

The following table summarizes the book values and estimated fair values for financial instruments:

		12/31/2020		12/31/2019	
		Book value	Fair value (*)	Book value	Fair value
Assets					
Cash	(a)	46,099	46,099	30,226	30,226
Central Bank of Brazil Deposits	(a)	90,059	90,059	91,248	91,248
Money market	(a)	237,668	237,668	196,504	196,504
Interbank deposits	(b)	55,553	55,751	34,575	34,614
Trading securities	(c)	167,625	167,625	92,995	92,995
Available for sale securities	(c)	197,779	197,779	154,438	154,438
Held to maturity securities	(c)	42,677	45,207	30,960	32,751
Derivatives financial instruments	(c)	76,104	76,104	41,638	41,638
Loan, lease and other credit operations	(d)	710,687	718,958	582,988	592,258
(Provision for loan losses)		(51,463)	(51,463)	(38,933)	(38,933)
Liabilities					
Deposits	(b)	814,689	814,644	518,682	518,733
Deposits received under securities repurchase agreements	(a)	285,680	285,680	270,248	270,248
Funds from acceptances and issuance of securities	(b)	136,638	136,698	143,569	143,663
Borrowings and onlending	(b)	83,200	83,271	76,393	76,480
Derivatives financial instruments	(c)	79,620	79,620	47,798	47,798
Subordinated debts	(b)	74,916	77,097	59,462	61,428
Allowance for financial guarantees provided		753	753	858	858

(*) In the period, the result of Derivative Financial Instruments, as well as Adjustment to Fair Value of Securities (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 20d).

The methods and assumptions used to estimate the fair value are defined below:

a) **Cash, Central Bank of Brazil Deposits, Money market and Deposits received under securities repurchase agreements -** The carrying amounts for these instruments are close to their fair values.

b) **Interbank deposits, Deposits, Funds from Acceptances and Issuance of Securities, Borrowings and Onlending and Subordinate Debts –** They are calculated by discounting estimated cash flows at market interest rates.

c) **Securities and Derivatives Financial instruments -** Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

- **Swaps:** The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, mainly following swap prices on B3 for derivatives, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.).
- **Futures and Forwards:** Quotations on exchanges or using criteria identical to those applied to swaps.
- **Options:** Determined through mathematical models, such as Black-Scholes, using data, in general from Bloomberg, for implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities.
- **Credit Derivatives:** They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 4.62

d) Loan, lease and other credit operations – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. Trading securities and Available for sale securities Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING PRUDENTIAL does not hold positions in alternative investment funds or private equity funds. Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING PRUDENTIAL uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING PRUDENTIAL believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.63

Distribution by Levels

The following table presents the breakdown of fair value hierarchy levels.

	12/31/2020				12/31/2019			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Trading securities	**156,381**	**11,199**	**45**	**167,625**	**84,422**	**8,095**	**478**	**92,995**
Government securities - Brazil	**141,965**	**6,836**	**-**	**148,801**	**77,308**	**3,444**	**-**	**80,752**
Financial treasury bills	27,871	-	-	27,871	29,954	-	-	29,954
National treasury bills	72,843	-	-	72,843	18,866	-	-	18,866
National treasury notes	38,199	6,836	-	45,035	26,189	3,444	-	29,633
Brazilian external debt bonds	3,052	-	-	3,052	2,299	-	-	2,299
Government securities - abroad	**8,171**	**3**	**-**	**8,174**	**1,408**	**-**	**-**	**1,408**
Argentina	1,475	-	-	1,475	310	-	-	310
Chile	825	3	-	828	382	-	-	382
Colombia	3,603	-	-	3,603	409	-	-	409
United States	2,085	-	-	2,085	141	-	-	141
Italy	130	-	-	130	-	-	-	-
Mexico	5	-	-	5	58	-	-	58
Paraguay	3	-	-	3	2	-	-	2
Peru	4	-	-	4	9	-	-	9
Uruguay	41	-	-	41	97	-	-	97
Corporate securities	**6,245**	**4,360**	**45**	**10,650**	**5,706**	**4,651**	**478**	**10,835**
Shares	2,848	348	-	3,196	2,871	424	-	3,295
Bank deposit certificates	-	65	-	65	1	91	-	92
Real estate receivables certificates	-	-	45	45	-	-	396	396
Fund quotas	**552**	**3,402**	**-**	**3,954**	**303**	**3,274**	**-**	**3,577**
Credit rights	-	2,353	-	2,353	-	2,764	-	2,764
Fixed income	9	972	-	981	7	504	-	511
Variable income	543	77	-	620	296	6	-	302
Debentures	643	477	-	1,120	534	505	58	1,097
Eurobonds and other	2,202	-	-	2,202	1,997	79	6	2,082
Financial bills	-	3	-	3	-	188	-	188
Other	-	65	-	65	-	90	18	108
Available for sale securities	**101,839**	**92,514**	**3,426**	**197,779**	**92,043**	**52,964**	**9,431**	**154,438**
Government securities - Brazil	**64,279**	**1,118**	**184**	**65,581**	**49,438**	**853**	**192**	**50,483**
Financial treasury bills	1	-	-	1	233	-	-	233
National treasury bills	24,262	-	-	24,262	18,643	-	-	18,643
National treasury notes	26,476	1,118	-	27,594	18,592	853	-	19,445
National treasury / securitization	-	-	184	184	-	-	192	192
Brazilian external debt bonds	13,540	-	-	13,540	11,970	-	-	11,970
Government securities - abroad	**22,531**	**30,455**	**-**	**52,986**	**37,016**	**-**	**-**	**37,016**
Germany	-	-	-	-	23	-	-	23
Argentina	2	-	-	2	-	-	-	-
Chile	739	21,649	-	22,388	11,665	-	-	11,665
Colombia	3,986	-	-	3,986	3,877	-	-	3,877
Korea	-	3,936	-	3,936	3,427	-	-	3,427
Spain	-	4,870	-	4,870	4,983	-	-	4,983
United States	3,750	-	-	3,750	2,836	-	-	2,836
Italy	-	-	-	-	329	-	-	329
Mexico	10,227	-	-	10,227	7,552	-	-	7,552
Paraguay	2,947	-	-	2,947	1,781	-	-	1,781
Uruguay	880	-	-	880	543	-	-	543
Corporate securities	**15,029**	**60,941**	**3,242**	**79,212**	**5,589**	**52,111**	**9,239**	**66,939**
Shares	123	2,990	-	3,113	184	2,492	-	2,676
Rural product note	-	5,770	64	5,834	-	3,976	1,444	5,420
Bank deposit certificates	-	303	-	303	-	2,373	-	2,373
Real estate receivables certificates	-	-	1,010	1,010	-	-	1,243	1,243
Fixed income fund quotas	-	264	-	264	-	205	-	205
Debentures	11,669	40,592	2,168	54,429	3,813	35,415	6,011	45,239
Eurobonds and other	3,237	2,166	-	5,403	1,592	1,666	248	3,506
Financial bills	-	636	-	636	-	339	-	339
Promissory notes	-	7,222	-	7,222	-	4,712	282	4,994
Other	-	998	-	998	-	933	11	944

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	12/31/2020				12/31/2019			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	**23**	**75,976**	**105**	**76,104**	**14**	**41,521**	**103**	**41,638**
Swap contracts – Adjustment receivable	-	45,926	93	46,019	-	26,426	32	26,458
Option contracts	4	20,125	12	20,141	-	8,309	71	8,380
Forward contracts	-	1,959	-	1,959	-	2,012	-	2,012
Credit derivatives	-	156	-	156	-	167	-	167
NDF - Non Deliverable Forwards	-	7,596	-	7,596	-	4,446	-	4,446
Other derivative financial instruments	19	214	-	233	14	161	-	175
Liabilities	**(22)**	**(79,488)**	**(110)**	**(79,620)**	**(7)**	**(47,706)**	**(85)**	**(47,798)**
Swap contracts – Adjustment payable	-	(51,716)	(109)	(51,825)	-	(32,898)	(46)	(32,944)
Option contracts	(13)	(20,318)	(1)	(20,332)	-	(8,960)	(39)	(8,999)
Forward contracts	-	(905)	-	(905)	-	(754)	-	(754)
Credit derivatives	-	(76)	-	(76)	-	(40)	-	(40)
NDF - Non Deliverable Forwards	-	(6,426)	-	(6,426)	-	(4,971)	-	(4,971)
Other derivative financial instruments	(9)	(47)	-	(56)	(7)	(83)	-	(90)

There were no significant transfers between Level 1 and Level 2 during the periods of 12/31/2020 and 12/31/2019. Transfers to and from Level 3 are presented in movements of Level 3.

Measurement of Level 2 fair value based on pricing services and brokers

To ensure that the fair value of these instruments is properly classified as Level 2, in-house analysis of information received are conducted, so as to understand the nature of the inputs used by the service provider.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 4.64

Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary.

For financial instruments classified as Level 2, the pricing service or brokers were used to price securities substantially represented by:

- **Debentures:** When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustrative non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters intended to eliminate outliers.

- **Financial Bills:** In order to mark Financial Bills to market, it is necessary to calculate its future value by projecting the notional issue value and its yields established by contract (fixed rate, floating rate or price index) and discounting the fixed curve in reais, obtained through DI Futures prices traded on B3.

- **Global and corporate securities:** The pricing process for these securities consists of capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The method then compares the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. These prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING PRUDENTIAL provides to Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. If it is higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The Institutional Treasury price is used as a reference only and never in the computation of the final price.

Level 3 recurring fair value measurements

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. For swaps, the indexers for both legs are analyzed. There are some cases in which the input periods are shorter than the maturity of the derivative.

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING PRUDENTIAL in Level 3 of the fair value hierarchy: Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares.

	Fair value at 12/31/2019	Total gains or losses (Realized/unrealized)		Purchases	Settlements	Transfers in and/or out of Level	Fair value at 12/31/2020	Total gains or losses (Realized/unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Trading securities	478	(19)	-	230	(478)	(166)	45	(1)
Corporate securities	478	(19)	-	230	(478)	(166)	45	(1)
Real estate receivable certificate	396	(12)	-	97	(436)	-	45	(1)
Debentures	58	-	-	51	-	(109)	-	-
Eurobonds and other	6	(9)	-	72	(12)	(57)	-	-
Other	18	2	-	10	(30)	-	-	-
Available for sale securities	9,431	4,914	(6,840)	6,534	(1,601)	(9,012)	3,426	(1,036)
Government securities - Brazil	192	(248)	240	-	-	-	184	52
Corporate securities	9,239	5,162	(7,080)	6,534	(1,601)	(9,012)	3,242	(1,088)
Rural product note	1,444	195	(247)	392	(284)	(1,436)	64	(37)
Real estate receivable certificate	1,243	(222)	(486)	475	-	-	1,010	(17)
Debentures	6,011	5,150	(6,315)	3,787	(772)	(5,693)	2,168	(1,034)
Eurobonds and other	248	34	(4)	269	(534)	(13)	-	-
Promissory notes	282	8	(30)	1,611	(11)	(1,860)	-	-
Other	11	(3)	2	-	-	(10)	-	-

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 4.65

	Fair value at 12/31/2019	Total gains or losses (Realized/Unrealized)		Purchases	Settlements	Transfers in and/or out of Level	Fair value at 12/31/2020	Total gains or losses (Realized/ unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Derivatives - Assets	103	89	-	193	(234)	(46)	105	51
Swap contracts – Adjustment receivable	32	107	-	10	(11)	(45)	93	91
Option contracts	71	(18)	-	183	(223)	(1)	12	(40)
Derivatives - Liabilities	(85)	(93)	-	(130)	177	21	(110)	(90)
Swap contracts – Adjustment payable	(46)	(74)	-	(12)	1	22	(109)	(90)
Option contracts	(39)	(19)	-	(118)	176	(1)	(1)	-

Sensitivity Analysis of Level 3 Operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:

Sensitivity – Level 3 Operations		**12/31/2020**		**12/31/2019**	
		Impacts		**Impacts**	
Market risk factor groups	**Scenarios**	**Income**	**Stockholders' equity**	**Income**	**Stockholders' equity**
Interest rate	I	(0.06)	(1.17)	(0.13)	(2.32)
	II	(1.39)	(28.93)	(3.21)	(57.61)
	III	(1.89)	(57.44)	(6.44)	(114.34)
Commodities, Index and Shares	I	-	-	-	-
	II	-	-	-	-
Nonlinear	I	(10.85)	-	(22.61)	-
	II	(14.60)	-	(43.16)	-

The following scenarios are used to measure sensitivity:

Interest rate
Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares
Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear
Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 4.66

Note 16 – Earnings per share a) Basic earnings per share Net income attributable to ITAÚ UNIBANCO HOLDING PRUDENTIAL’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares. 01/01 to 01/01 to 12/31/2020 12/31/2019 Net income attributable to owners of the parent company 18,690 26,537 Minimum non-cumulative dividends on preferred shares (106) (105) Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners (109) (109) Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners: 18,475 26,323 Common 9,386 13,400 Preferred 9,089 12,923 Total net income available to equity owners: Common 9,495 13,509 Preferred 9,195 13,028 Weighted average number of shares outstanding Common 4,958,290,359 4,958,290,359 Preferred 4,801,324,161 4,781,855,588 Basic earnings per share – R$ Common 1.92 2.72 Preferred 1.92 2.72 b) Diluted earnings per share Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator. 01/01 to 01/01 to 12/31/2020 12/31/2019 Net income available to preferred equity owners 9,195 13,028 Dividends on preferred shares after dilution effects 41 62 Net income available to preferred equity owners considering preferred shares after the dilution effect 9,236 13,090 Net income available to ordinary equity owners 9,495 13,509 Dividend on preferred shares after dilution effects (41) (62) Net income available to ordinary equity owners considering preferred shares after the dilution effect 9,454 13,447 Adjusted weighted average of shares Common 4,958,290,359 4,958,290,359 Preferred 4,843,233,835 4,826,925,107 Preferred 4,801,324,161 4,781,855,588 Incremental as per share-based payment plans 41,909,674 45,069,519 Diluted earnings per share – R$ Common 1.91 2.71 Preferred 1.91 2.71 There was no potentially antidulitive effect of the shares in share in share-based payment plans in both periods. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 .1

Note 17 – Post-employment benefits

ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiaries, sponsors retirement plans to its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined;

- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments accumulated balance by the participant on the retirement date.

Below is a list of benefit plans and their modalities:

Entity	Benefit plan	Modality
Fundação Itaú Unibanco - Previdência Complementar - FIU	Supplementary retirement plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev benefit plan 002 benefit plan Prebeg benefit plan UBB PREV defined benefit plan Benefit Plan II Itaulam basic plan Itaucard Defined Benefit Plan Itaú Unibanco Main Retirement Plan	Defined Benefit
	Itaubanco Defined Contribution Plan Itaubank Retirement Plan Redecard Pension Plan	Defined Contribution
	Unibanco Pension Plan – Intelligent Future Itaulam Supplementary Plan Itaucard Variable Contribution Plan Itaú Unibanco Supplementary Retirement Plan	Variable Contribution
FUNBEP Fundo de Pensão Multipatrocinado	Benefit Plan I	Defined Benefit
	Benefit Plan II	Variable Contribution

Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants' accounts, according to the respective benefit plan regulations.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 41

a) Main Actuarial Assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimated about the variables that determine the post-employment benefit obligations.

The main demographic assumptions comprise: mortality table and turnover of active participants and the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation.

	12/31/2020	12/31/2019
Discount rate (1)	7.64% p.a.	7.64% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Experience 2008/2010	Itaú Experience 2008/2010
Future salary growth	4.00% to 7.12 % p.a.	4.00% to 7.12 % p.a.
Growth of the pension fund benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

(1) Determined based on market yield related to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.

(2) Correspond to those disclosed by SOA – Society of Actuaries, by applying a 10% increase in the probabilities of survival regarding the respective basic tables.

(3) Updated to the new expectation of mass behavior.

Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk Management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- Financial Risk – the actuarial liability is calculated by adopting a discount rate, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- Demographic Risk – plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing Is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 42

c) **Asset management**

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

Types	Fair value		% Allocation	
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Fixed income securities	**21,172**	**20,672**	**91.16%**	**90.93%**
Quoted in an active market	20,804	20,366	89.58%	89.59%
Non quoted in an active market	368	306	1.58%	1.34%
Variable income securities	**1,387**	**1,392**	**5.97%**	**6.12%**
Quoted in an active market	1,378	1,384	5.93%	6.09%
Non quoted in an active market	9	8	0.04%	0.03%
Structured investments	**82**	**65**	**0.35%**	**0.29%**
Quoted in an active market	-	-	0.00%	0.00%
Non quoted in an active market	82	65	0.35%	0.29%
Real estate	**506**	**529**	**2.18%**	**2.33%**
Loans to participants	**78**	**74**	**0.34%**	**0.33%**
Total	**23,225**	**22,732**	**100.00%**	**100.00%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2019), and real estate rented to Group companies, with a fair value of R$ 410 (R$ 445 at 12/31/2019).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING PRUDENTIAL and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from judicial decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. ITAÚ UNIBANCO HOLDING PRUDENTIAL used the percentage of 4% p.a. for medical inflation and the percentage of 3% p.a. for aging factor, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 43

e) Change in the net amount recognized in the balance sheet:

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

	12/31/2020								
	BD and CV plans				CD plans			Ohter post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	22,732	(19,659)	(3,761)	(688)	1,475	(849)	626	(967)	(1,029)
Amounts recognized in income (1+2+3+4)	1,731	(1,578)	(287)	(134)	20	(65)	(45)	(76)	(255)
1 - Cost of current service	-	(80)	-	(80)	-	-	-	-	(80)
2 - Cost of past service	-	(1)	-	(1)	-	-	-	-	(1)
3 - Net interest [(1)]	1,731	(1,497)	(287)	(53)	112	(65)	47	(76)	(82)
4 - Other expenses [(2)]	-	-	-	-	(92)	-	(92)	-	(92)
Amounts recognized in stockholders' equity - other comprehensive income (5+6+7)	(75)	(669)	406	(338)	(41)	(37)	(78)	6	(410)
5 - Effects on asset ceiling	-	-	406	406	-	(37)	(37)	-	369
6 - Remeasurements	(113)	(588)	-	(701)	(41)	-	(41)	6	(736)
Changes in demographic assumptions	-	(11)	-	(11)	-	-	-	-	(11)
Changes in financial assumptions	-	13	-	13	-	-	-	12	25
Experience of the plan [(3)]	(113)	(590)	-	(703)	(41)	-	(41)	(6)	(750)
7 - Exchange variation	38	(81)	-	(43)	-	-	-	-	(43)
Other (8+9)	(1,163)	1,244	-	81	-	-	-	115	196
8 - Benefits paid	(1,244)	1,244	-	-	-	-	-	115	115
9 - Contributions and investments from sponsor	81	-	-	81	-	-	-	-	81
Amounts end of the period	23,225	(20,662)	(3,642)	(1,079)	1,454	(951)	503	(922)	(1,498)
Amount recognized in Assets (Note 9a)				82			503	-	585
Amount recognized in Liabilities (Note 9d)				(1,161)			-	(922)	(2,083)

	12/31/2019								
	BD and CV plans				CD plans			Ohter post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	18,808	(15,447)	(3,664)	(303)	1,604	(939)	665	(282)	80
Amounts recognized in income (1+2+3+4)	1,769	(1,505)	(355)	(91)	49	(91)	(42)	(459)	(592)
1 - Cost of current service	-	(70)	-	(70)	-	-	-	-	(70)
2 - Cost of past service	-	-	-	-	-	-	-	(418)	(418)
3 - Net interest [(1)]	1,769	(1,435)	(355)	(21)	151	(91)	60	(41)	(2)
4 - Other expenses [(2)]	-	-	-	-	(102)	-	(102)	-	(102)
Amounts recognized in stockholders' equity - other comprehensive income (5+6+7)	3,249	(3,881)	258	(374)	(178)	181	3	(261)	(632)
5 - Effects on asset ceiling	-	-	384	384	-	176	176	-	560
6 - Remeasurements	3,255	(3,907)	(126)	(778)	(178)	5	(173)	(261)	(1,212)
Changes in demographic assumptions	-	-	-	-	-	-	-	-	-
Changes in financial assumptions	-	(3,610)	-	(3,610)	-	-	-	(123)	(3,733)
Experience of the plan [(3)]	3,255	(297)	(126)	2,832	(178)	5	(173)	(138)	2,521
7 - Exchange variation	(6)	26	-	20		-	-	-	20
Other (8+9)	(1,094)	1,174	-	80	-	-	-	35	115
8 - Benefits paid	(1,174)	1,174	-	-	-	-	-	35	35
9 - Contributions and investments from sponsor	80	-	-	80	-	-	-	-	80
Amounts end of the period	22,732	(19,659)	(3,761)	(688)	1,475	(849)	626	(967)	(1,029)
Amount recognized in Assets (Note 9a)				91			626	-	717
Amount recognized in Liabilities (Note 9d)				(779)			-	(967)	(1,746)

1) Corresponds to the amount calculated at 01/01/2020 based on the initial amount (Net Assets, Actuarial Liabilities and Asset Ceiling), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 7.64% p.a. (At 01/01/2019 the rate used was 9.72% p.a.).

(2) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.

(3) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 44

f) Defined benefit contribution

	Estimated contribution	Contributions made	
	2021	01/01 to 12/31/2020	01/01 to 12/31/2019
Pension plan - FIU	47	45	45
Pension plan - FUNBEP	3	5	8
Total	50	50	53

g) Maturity profile of defined benefit liabilities

	Duration (*)	2021	2022	2023	2024	2025	2026 to 2030
Pension plan - FIU	11.65	882	915	949	985	1,021	5,595
Pension plan - FUNBEP	10.51	457	472	488	503	517	2,757
Other post-employment benefits	9.51	124	125	136	131	35	198
Total		1,463	1,512	1,573	1,619	1,573	8,550

(*) Average duration of plan's actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests were conducted in actuarial liabilities. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV plans			Other post-employment benefits		
	Present value of liability	Income	Stockholders' equity (*)	Present value of liability	Income	Stockholders' equity (*)
Discount rate						
Increase by 0.5%	(1,019)	-	346	(39)	-	39
Decrease by 0.5%	1,116	-	(533)	44	-	(44)
Mortality table						
Increase by 5%	(281)	-	94	(14)	-	14
Decrease by 5%	295	-	(99)	15	-	(15)
Medical inflation						
Increase by 1%	-	-	-	101	-	(101)
Decrease by 1%	-	-	-	(81)	-	81

(*) Net of effects of asset ceiling

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020

45

Note 18 – Information on foreign subsidiaries

ITAÚ UNIBANCO HOLDING PRUDENTIAL has subsidiaries abroad, basically compose of: Itaú Unibanco S.A. - Grand Cayman Branch, Miami Branch, Nassau Branch, Cayman Branch, Itau Bank, Ltd., ITB Holding Ltd., Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., Itaú CorpBanca Colombia S.A., Itaú CorpBanca S.A., Banco Itaú Paraguay S.A. and Itau BBA International plc; only at 12/31/2019 New York Branch and Tokyo Branch.

	Net income	
	01/01 to 12/31/2020	01/01 to 12/31/2019
Foreign consolidated	(110)	4,177

Note 19 – Risk, Capital Management and Fixed Assets Limits

a) Corporate Governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED's management by monitoring and analyzing risk and capital.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Risk and Capital Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has collegiate bodies with capital and risk management responsibilities delegated to them, chaired by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has departments to ensure, on an independent and centralized basis, that the institution's risks and capital are managed in compliance with defined policies and procedures.

b) Risk Management

Risk Appetite

The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director's statement:

"We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital."

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 46

Based on this statement, five dimensions have been defined (Capitalization, Liquidity, Composition of Earnings, Operating Risk and Reputation). Each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Foremost among BACEN’s requirements for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED for routine decision-making purposes are based on: · Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to doing business that is good both for the customer and the institution itself; · Risk culture: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios; · Diversification: ITAÚ UNIBANCO HOLDING CONSOLIDATED has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; · Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING CONSOLIDATED has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. I – Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.7

The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report – Credit Risk”, which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports. II—Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: · Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; · Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metric used to revise positions, should losses accumulated in a fixed period reach a certain level; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at fair value (MtM – Mark to Market); and · Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: · ÄEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates; · ÄNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at fair value, allocated at the maturity dates; Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.8

· Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows, when submitted to a one annual basis point increase in the current interest rates or index rate; · Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 5 – Securities and derivative financial instruments). The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAU UNIBANCO HOLDING CONSOLIDATED’s appetite for risk. The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. At December 31, 2020, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 223, with an decrease in relation to prior year (R$ 278 at 12/31/2019) due to lower exposure in interest rates. The document “Public Access Report – Market Risk“, which includes which includes our internal policy guidelines for market risk control, is not an integral part of the financial statements, but can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. III – Liquidity risk The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas. The document Public Access Report—Liquidity Risk, which includes our internal policy guidelines for liquidity risk control, is not an integral part of the financial statements, but can be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.9

IV – Operating risk The possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution’s activities. The managers of executive areas use corporate methods developed and supplied by the internal controls, compliance and operating risk area. As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution 4,557, of February, 23, 2017, the document entitled “Public Access Report – Integrated Operational Risk Management and Internal Controls”, a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. V—Insurance, private pension and premium bonds risks The main risks related to Insurance, Private Pension and Premium Bonds portfolios are described below and defined in their respective chapters. · Underwriting risk: possibility of losses arising from insurance, pension plan and premium bonds operations contrary to the institution’s expectations of ITAÚ UNIBANCO HOLDING CONSOLIDATED, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions; · Credit risk; · Market risk; · Liquidity risk; · Operating risk. These risks are managed independently, according to their special characteristics. VI – Social and Environmental Risk ITAÚ UNIBANCO HOLDING CONSOLIDATED understands the Social and Environmental risk as the possibility of losses incurred due to social and/or environmental events related to the activities developed by the institution, pursuant to CMN Resolution 4,327/14. The Policy on Sustainability and Social and Environmental Responsibility (PRSA) establishes the guidelines, strategies and underlying principles for social and environmental management, based on institutional issues and addressing, through specific procedures, the most significant risks for the Institution’s operation. Actions to mitigate the Social and Environmental Risk are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and record of occurrence sin internal systems. In addition to the identification, the phases of prioritization, response to risk, monitoring and reporting of assessed risks supplement the management of this risk at ITAÚ UNIBANCO HOLDING CONSOLIDATED. The management of social and environmental risk adopts the strategy of three defense lines: the first defense line (business areas) manages the risk in its daily activities, following the PRSA guidelines, specific processes, with the support of specialized assessment from dedicated technical teams located in Corporate Compliance, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social and Environmental Risk related to the conglomerate’s activities. As an example of the specific guidelines to manage this risk, business units count on the governance for approval of new products and services, which contemplates, in its assessments, the Social and Environmental Risk, ensuring the compliance with this requirement in new products approved by the Institution, as well as specific social and environmental procedures for the Institution’s operation (stockholders’ equity, branch infrastructure and technology), suppliers, credit, investments and key controls. The second line of defense, in turn, is represented by the Credit Risk and Modeling, by Internal Controls, as well as Compliance, through the Corporate Social and Environmental Risk Management, which supports and ensures the governance of the first line’s activities. The third line of defense composed of the Internal Audit, acts on an independent manner, mapping and assessing risk management, controls and governance. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.10

Governance also counts on the Social and Environmental Risk Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social and Environmental Risk, including Climate Risk. Further details on environmental and social risk, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, section Reports / Pillar 3 and Global Systemically Important Banks / Risk and Capital Management – Pillar 3. c) Capital management governance ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans. The capital statements were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS). I – Composition and Capital Adequacy The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The result of the last ICAAP, which comprises stress tests – which was dated December 2019 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution’s equity position. In order to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.11

12/31/2020 12/31/2019 Available capital (amounts) Common Equity Tier 1 119,960 117,328 Tier 1 137,157 128,696 Total capital (PR) 151,244 140,596 Risk-weighted assets (amounts) Total risk-weighted assets (RWA) 1,042,207 891,300 Risk-based capital ratios as a percentage of RWA Common Equity Tier 1 ratio (%) 11.5% 13.2% Tier 1 ratio (%) 13.2% 14.4% Total capital ratio (%) 14.5% 15.8% Additional CET1 buffer requirements as a percentage of RWA Capital conservation buffer requirement (%) (*) 1.25% 2.5% Countercyclical buffer requirement (%) 0.0% 0.0% Bank G-SIB and/or D-SIB additional requirements (%) 1.0% 1.0% Total of bank CET1 specific buffer requirements (%) 2.25% 3.5% (*) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%. The Basel Ratio reached 14.5% at 12/31/2020, 1.3 p.p. lower than at 12/31/2019, mainly due to the foreign exchange impact, the provision of interest on capital, dividends referring to fiscal year 2019, and increase in risk-weighted assets, partially diminished by net income in the period and issuance of level I and level II debts. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.12

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum Referential Equity of R$ 67,867 (R$ 69,292 at 12/31/2019), well above the ACP of R$ 23,450 (R$ 31,195 at 12/31/2019), generously covered by available capital. In December 2020, ITAÚ UNIBANCO HOLDING issued R$ 2.1 billion in Subordinated Financial Notes, which have a repurchase option as from 2025. These subordinated notes are subject to approval by the Central Bank of Brazil for the composition of ITAÚ UNIBANCO HOLDING CONSOLIDATED´S Tier II Capital, with an estimated increase of 0.20 p.p. in its Total Capital Ratio. The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 12/31/2020, fixed assets ratio reached 24.0% (27.9% at 12/31/2019), showing a surplus of R$ 39,274 (R$ 31,104 at 12/31/2019). Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/investor-relations, section Reports / Pillar 3 and Global Systemically Important Banks. II—Risk-Weighted Assets (RWA) For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures: RWA = RWACPAD + RWAMINT + RWAOPAD · portion related to exposures to credit risk, calculated using the standardized approach; · portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars nº 3,646 and nº 3,674; · = portion related to capital required for operational risk, calculated based on the standardized approach. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.13

	RWA	
	12/31/2020	12/31/2019
Credit Risk standardized approach	**921,934**	**784,730**
Credit risk (excluding counterparty credit risk)	778,153	690,474
Counterparty credit risk (CCR)	45,674	31,356
Of which: standardized approach for counterparty credit risk (SA-CCR)	27,119	16,523
Of which: other CCR	18,555	14,833
Credit valuation adjustment (CVA)	5,960	3,494
Equity investments in funds - look-through approach	4,897	7,669
Equity investments in funds - mandate-based approach	623	205
Equity investments in funds - fall-back approach	716	1,133
Securitisation exposures - standardized approach	1,506	-
Amounts below the thresholds for deduction	84,405	50,399
Market Risk	**27,481**	**25,002**
Of which: standardized approach (RWA_{MPAD})	34,351	28,328
Of which: internal models approach (RWA_{MINT})	22,362	25,002
Operational Risk	**92,792**	**81,568**
Total	**1,042,207**	**891,300**

III - Recovery Plan

In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

More details on the Recovery Plan can be viewed at www.itau.com.br/investor-relations, section "Reports / Pillar 3 and Global Systemically Important Banks / Risk and Capital Management – Pillar 3".

IV - Stress testing

The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING CONSOLIDATED's results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557.

In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING CONSOLIDATED and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.

Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived.

The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 4.14

This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution's risk appetite metrics.

V – Leverage Ratio

The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED has sent the Leverage Ratio monthly to BACEN, whose minimum requirement is 3%.

Note 20 – Supplementary information

a) **Insurance policy** - ITAÚ UNIBANCO HOLDING PRUDENTIAL, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses.

b) **Foreign currency** – The balances in Reais linked to the foreign currencies were as follows:

	12/31/2020	12/31/2019
Permanent foreign investments	38,739	58,203
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(82,241)	(145,475)
Net foreign exchange position	**(43,502)**	**(87,272)**

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c) **Agreements for offsetting and settlement of liabilities within the scope of the National Financial System**

Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor.

d) **"Coronavirus" COVID-19 relief efforts**

ITAÚ UNIBANCO HOLDING PRUDENTIAL monitors the economic effects of this COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. At the beginning of the COVID-19 outbreak, the Institutional Crisis Management Committee was set up. The Executive Committee established an intensified agenda to manage the crisis, which is responsible for the monitoring the pandemic and its impacts on its operations, in addition to the government actions to mitigate the effects of this pandemic.

In Brazil, measures were taken to mitigate the impacts caused by COVID-19 throughout 2020, by the Federal Government, the National Monetary Council (CMN) and the Central Bank of Brazil (BACEN), particularly:

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 | 4.15

i) CMN Resolution No. 4,782/20, and amendments made by CMN Resolutions No. 4,791/20 and No. 4,856/20, which established, for a determined period of time, criteria for characterization of restructuring of loan operations; ii) CMN Resolution No. 4,803/20 and Resolution No. 4,855/20, which establish criteria for measurement of the allowance for loan losses of renegotiated operations and transactions carried out under programs established to face the effects of the COVID-19 pandemic on economy; iii) CMN Resolution No. 4,838/20, which regulates the Working Capital Program for Business Preservation (CGPE); iv) CMN Resolution No. 4,846/20 which provides for loan operations for financing of payroll carried out by financial institutions, under the Emergency Employment Support Program (PESE); v) Law No. 13,999/20 that instituted the National Support Program for Micro and Small Companies (Pronampe) with the purpose of developing and strengthening small businesses; vi) Law No. 14,042/20 that established the Emergency Program for Access to Credit (Peac), with the purpose of making easier the access to credit and preserving companies, for the protection of jobs and income. The Peac has two modalities: Emergency Program for Access to Credit in the modality of guarantee (Peac-FGI) and Emergency Program for Access to Credit in the modality guarantee of receivables (Peac-Maquininhas); and vii) BACEN Circular No. 3,990/20 and amendments made by BACEN Circular 3,992/20 which permits to carry out repurchase agreements in foreign currency by BACEN; ITAÚ UNIBANCO HOLDING PRUDENTIAL identified the following impacts on its results, as well as effects on estimates and critical judgments for the preparation of the Consolidated Financial Statements: (a) increase in loan and financing operations, especially for micro, small and medium-sized companies due to the measures adopted for mitigation of the impacts of COVID-19 by the authorities with the creation of programs such as PESE, Pronampe, Peac-FGI and CGPE in the amount of R$ 24,169. Through timely monitoring of credit standards and behavior of clients, ITAÚ UNIBANCO HOLDING PRUDENTIAL maintained the regularity of its operations, despite the adverse conditions, and helped clients in the sustainable search for their financial rebalancing; (b) with the purpose of treating indebtedness in a structured way and giving financial impetus to clients, initiatives were established that allowed the extension of grace periods, terms and better interest rate conditions for individuals, and micro and small business clients. In December 2020 this portfolio amounted to R$ 50,8 billion. In March 2020, the Program 60+ was established in March 2020, which, among other measures, allowed a 60-day grace period for defaulting agreements and in mid-April the Travessia (Crossing) Program. Travessia allowed the extension of grace periods between 120 and 180 days and terms of operations between 5 and 6 years, respectively, for individual and micro and small companies clients, under better interest rate conditions; (c) 28.05% increase in applications of renegotiation and extension of terms for loan operations as the economic situation changed. In December 2020, 82.6% of the loan operations portfolio generated by means of these initiatives was current, 3.9% was in a grace period, 8.3% was past due between 15 and 90 days and 5.2% was past due for over 90 days; (d) the allowance for loan losses was increased by R$ 5,515 due to the level of risk and default, due to the changes in the financial perspectives of clients and the visible deterioration of macroeconomic variables. To fully reflect the risk of its loan operations, ITAÚ UNIBANCO HOLDING PRUDENTIAL adopts the expected loss model for provisioning of operations since the moment they are granted and it is periodically updated according to the macroeconomic variables and circumstances of the client, and in 2020, in view of the pandemic, a weighting in the economic scenarios was added. In December 2020, the level of coverage of provisions in the loan portfolio of ITAÚ UNIBANCO HOLDING PRUDENTIAL accounted for 320% as compared to 229% in the same period of 2019. Specifically for the expected loss of operations that have not shown any signs of deterioration so far (default or downgrading of the client’s rating), provisioning posted an increase of 73.5% in 12 months. The credit risk governance allowed ITAÚ UNIBANCO HOLDING PRUDENTIAL a quick response for monitoring the impacts of the COVID-19 pandemic on the loan portfolio, permitting quick access to the information needed for discussions and actions of the crisis management daily forums; Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.16

(e) the mark-to-market component of the securities portfolio was reduced to -2.0% in the first quarter of 2020, partially due to rate fluctuations and high price volatility in the markets in the beginning of the pandemic, influencing the measurement of items stated at fair value in their different levels; (f) due to the COVID-19 pandemic, instability in the variable income market was noted causing a migration to fixed income instruments with liquidity. This movement resulted in the increase in the Bank Deposit Certificates portfolio. Additionally, there were impacts on funding, with an increase in deposits too. With the purpose of mitigating the system’s liquidity risk, BACEN made available to financial institutions credit lines through repurchase agreements in foreign currency and purchase of financial bills with guarantee, and operations in the total amount of R$ 30,547 were contracted; (g) increase in the recognition of deferred income tax and social contribution due to the greater volume of deductible temporary differences recorded for the period. The pandemic reduced the projections of taxable income, however, it was not responsible for the generation of tax loss and social contribution loss carryforwards in ITAÚ UNIBANCO HOLDING PRUDENTIAL; and There was a reduction in the face-to-face service staff and an increase in the spacing between people in call centers to reduce the circulation of people and the possibilities of contagion. The average number of people circulating in administrative centers was reduced, since they started to work remotely. Approximately 97% of employees in the central management, service centers and digital branches are working from home. It should be noted that despite the aforementioned measures, ITAÚ UNIBANCO HOLDING PRUDENTIAL maintains its operating activities. In order to reduce the effects of the crisis and ensure the employee’s health and safety, self-declaration was encouraged for employees who consider themselves at risk and those who cannot work remotely were put on vacation. With the purpose of supporting those who possibly had additional expenses due to the current crisis, the 13th salary was advanced in full. Additionally, a process of communication and transparency with employees was established through e-mails, internal employee’s portal and periodic videos prepared by our President and CEO communicating news related to COVID-19. At the branches, masks were delivered to all employees who work in customer service, acrylic protections were implemented and cleaning protocols were reviewed. The adaptation of ITAÚ UNIBANCO HOLDING PRUDENTIAL in the crisis is the result not only of investments in technology, which allows for these virtual interactions, but also of investments in flexibility in the work environment, such as work from home, communities integrated between different areas of the bank and new layouts in the administrative centers that promote the employees’ mobility. In 2020, ITAÚ UNIBANCO HOLDING CONSOLIDADO created the initiative “Todos pela Saúde” (All for Health) from the donation of R$ 1 billion, with the purpose of combating the new Coronavirus and its effects on Brazilian society. “Todos Pela Saúde” is conducted based on four axes: Informing, Protecting, Caring, and Resuming. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 4.17

e) Regulatory non-recurring result Presentation of regulatory non-recurring result of ITAÚ UNIBANCO HOLDING PRUDENTIAL, net of tax effects, in accordance with the criteria established by BCB Resolution No. 2/2020: 01/01 to 01/01 to 12/31/2020 12/31/2019 Regulatory non-recurring results (1,940) 793 Donation to “Todos Pela Saúde” (“All for Health”) (834) -Mark to market of collateralized securities (763) -Provision for structural adjustment (220) -Voluntary Severance Program—(1,429) Impairment of goodwill and intangible assets – Itaú Corpbanca (19) -Revaluation of inventory of deferred tax assets—increase of the tax rate of 2,430 Social Contribution—Gain due to the primary issue of shares of XP INC—(17) Other (104) (191) Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020

f) Subsequent Event Issue of Subordinate Notes Tier 2 On January 12, 2021, ITAÚ UNIBANCO HOLDING priced the issue of subordinate notes Tier II 2, issued on January 15, maturing in ten years and three months, in the amount of US$ 500 million, at the fixed rate of 3.875%, effective for five years and three months from the issue date. As from this date, inclusive, the interest rate will be recalculated for another 5 years based on the interest rate of securities issued by the Treasury of the United States of America for the same period. ITAÚ UNIBANCO HOLDING may repurchase the Notes as from the 5th year until the 5th year and three months of the issue date, and it will be subject to BACEN’s approval. BACEN’s approval will be requested for the Notes to make up the Supplementary Capital of Referential Equity of ITAÚ UNIBANCO HOLDING, thus increasing by 0.25 p.p. its Basel Ratio, considering the exchange rate of January 8, quoted at R$ 5.37. The Issue is neither subject to registration rules with the Securities Exchange Commission (SEC), in the United States, nor to registration with the Brazilian Securities Commission (CVM), in Brazil, in compliance with applicable law and regulations. The Notes were offered only to qualified institutional investors and to non-American investors outside the territory of the United States of America. ITAÚ UNIBANCO HOLDING will use the funds raised by the Notes to finance or refinance green, social and/or sustainable projects. XP INC Corporate Reorganization At the Extraordinary Stockholders’ Meeting held on January 31, 2021, the corporate reorganization was decided in order to segregate the business line related to interest in XP INC’s capital to the new company that will be named XPart S.A. The XPart S.A. will be constituted by the portion of investment in XP INC and for the cash amount corresponding to R$ 10, and is subject to a favorable opinion from the regulatory authority obtained by the controllers for the completion of the operation. The percentage of XP INC’s capital to be held by XPart S.A. will be 40.52%, totaling R$ 9,371 on the base of December 31, 2020. ITAÚ UNIBANCO HOLDING’s stockholders will then hold an ownership interest in XPart S.A., with the completion of the operation. After registration as a publicly-held company and authorization to list securities issued by XPart S.A., the ownership interest on XPart S.A. will be distributed to the shareholders of ITAÚ UNIBANCO HOLDING. The shares issued by XPart S.A. will be attributed to ITAÚ UNIBANCO HOLDING’s stockholders in the same number, type and proportion of the shares previously held by them in ITAÚ UNIBANCO HOLDING. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2020 .1

www.pwc.com.br Itaú Unibanco Holding S.A. and subsidiaries—Prudential Conglomerate Financial statements at December 31, 2020 and independent auditor’s report Corporativo | Interno

(A free translation of the original in Portuguese) Independent auditor’s report on the consolidated financial statements of the Prudential Conglomerate To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying consolidated financial statements of the Prudential Conglomerate of Itaú Unibanco Holding S.A. (the “Bank”), which comprise the prudential consolidated balance sheet as at December 31, 2020 and the prudential consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the six-month period and year then ended, and notes to the financial statements, including a summary of significant accounting policies. These special purpose consolidated financial statements were prepared in accordance with specified procedures as established in Resolution 4,280, from October 31, 2013, issued by National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), described in Note 2—“Presentation of the Consolidated Financial Statements”. In our opinion, the consolidated financial statements of the Prudential Conglomerate referred to above present fairly, in all material respects, the consolidated financial position of the Prudential Conglomerate of Itaú Unibanco Holding S.A. as at December 31, 2020, and the consolidated financial performance and cash flows for the six-month period and year then ended, in accordance with the provisions for the preparation of consolidated financial statements of prudential conglomerates established by Resolution 4,280 of the CMN and supplementary regulations of BACEN, for the preparation of these special purpose consolidated financial statements, as described in the Notes 2—“Presentation of the Consolidated Financial Statements” and 3—“Significant Accounting Policies” to the consolidated financial statements. Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the consolidated financial statements”. We are independent of the Bank and of its subsidiaries in accordance with the ethical requirements established in the Accountant’s Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. 2 Corporativo | Interno

Emphasis of matter—basis of preparation of the consolidated financial statements of the Prudential Conglomerate Without modifying our opinion, we draw attention to the Note 2—“Presentation of the Consolidated Financial Statements”, which discloses that the consolidated financial statements of the Prudential Conglomerate were prepared by the management of the Bank to comply with the requirements of Resolution 4,280 of the CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements was prepared exclusively for the compliance with these specific requirements and, accordingly, may not be suitable for another purpose. Others matters Itaú Unibanco Holding S.A. prepared a set of parent company and consolidated financial statements for general purposes referring to the six-month period and year ended at December 31, 2020, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank BACEN. Our independent auditor’s report on those statements, dated February 1st, 2021, was unmodified. Other information accompanying the consolidated financial statements and the auditor’s report The Bank’s management is responsible for the other information, which comprise the Management Report. Our opinion on the consolidated financial statements does not cover the Management report, and we do not express any form of audit conclusion thereon. In connection with the audit of the consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard. Responsibilities of management and those charged with governance for the consolidated financial statements Management is responsible for the preparation and fair presentation of the consolidated financial statements of the Prudential Conglomerate in accordance with Resolution 4,280 of CMN, and supplementary regulations of BACEN, whose main criteria and accounting policies are disclosed in the Notes 2—“Presentation of the Consolidated Financial Statements “ and 3—” Significant Accounting Policies”, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. 3 Corporativo | Interno

In preparing the consolidated financial statements, management is responsible for assessing the Bank’s ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so. Those charged with governance in the Bank are responsible for overseeing the financial reporting process for the preparation of the consolidated financial statements of the Prudential Conglomerate. Auditor’s responsibilities for the audit of the consolidated financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements of the Prudential Conglomerate, prepared in accordance with Resolution 4,280 of CMN, and supplementary regulations of BACEN, as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, taking into consideration the NBC TA 800 (Special Conditions – Audit Financial Statements in accordance with special purpose accounting conceptual structures), we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal controls of the Bank and its subsidiaries. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. • Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as going concern. 4 Corporativo | Interno

• Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. São Paulo, March 4, 2021 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 5 Corporativo | Interno